SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

(A free translation of the original in Portuguese)

Ipiranga Petroquímica S.A.
Appraisal Report on Stockholders’ Equity Adjusted
by the Incorporation of COPESUL - Companhia
Petroquímica do Sul Stockholders’ Equity and by the
Inventories, Fixed and Intangible Assets
Appreciation at July 31, 2008 for the Purpose of Incorporation

(A free translation of the original in Portuguese)

Appraisal Report on Stockholders’ Equity Adjusted by the
Incorporation of COPESUL - Companhia Petroquímica do Sul
Stockholders’ Equity and by the Inventories, Fixed and Intangible
Assets Appreciation at July 31, 2008 for the Purpose of Incorporation

Ipiranga Petroquímica S.A.

1
PricewaterhouseCoopers Auditores Independentes, professional partnership established in the capital of the state of São Paulo, located at Av. Francisco Matarazzo, 1400, (Torre Torrino, Floors 9, 10, 13, 14, 15, 16 and 17 - Agua Branca), primary registered with the Regional Accounting Council (CRC) of the State of São Paulo under No. 2SP000160/O-5, with a branch registered in the city of Porto Alegre, state of Rio Grande do Sul, located at Rua Mostardeiro, 800, (Floors 8 and 9 - Moinho dos Ventos), ZIP 90430-000, registered secondarily with the Regional Accounting Council (CRC) of the State of Rio Grande do Sul under No. 2SP000160/O-5 “F” RS, and enrolled in the National Corporate Taxpayers’ Register (CNPJ/MF) under No. 61,562,112/0006-35, with its partnership deed registered at the 4th Registry Office of Deeds and Documents of São Paulo, SP, on September 17, 1956, and subsequent amendments registered at the 2nd Registry Office of Deeds and Documents of São Paulo, SP, with the last amendment dated June 29, 2008, having been registered in microfilm under No. 96,041, on July 30, 2008, represented by its undersigned partner, Mr. Gilberto Bagaiolo Contador, Brazilian, married, accountant, holder of Identity Card No. 4,546,598-8-SSP/SP, enrolled in the Individual Taxpayers Register (CPF) under No. 861,271,368-49 and with the Regional Accounting Council of the State of Rio Grande do Sul (CRC) under No. 1RS069038/O-0, with office located in the same address of the grantor partnership, was appointed as expert by Ipiranga Petroquímica S.A., to proceed with an appraisal based on the stockholders’ equity at July 31, 2008, adjusted by the incorporation of COPESUL - Companhia Petroquímica do Sul stockholders’ equity, at September 11, 2008, and by the inventories, fixed and intangible assets appreciat ion at the mentioned base date, to support the incorporation process of Ipiranga Petroquímica S.A. by Braskem S.A The results of this appraisal work are presented below.

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Ipiranga Petroquímica S.A.

2
The appraisal of the stockholders’ equity mentioned above was made in conjunction with the audit of the balance sheet of Ipiranga Petroquímica SA and of COPESUL - Companhia Petroquímica do Sul, both at July 31, 2008. This balance sheet was prepared under the responsibility of the Company’s management, with the specific purpose of incorporation of Ipiranga Petroquímica S.A. stockholders’ equity by Braskem S.A.

3
We conducted our audit in accordance with approved Brazilian auditing standards, including NPA 14 - Appraisal Reports Issued by independent auditor, issued by the Institute of Independent Auditors of Brazil (IBRACON), which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Company, (b) examining, on a test basis, evidence and records supporting the amounts and the financial information disclosed; and (c)assessing the accounting practices used and significant estimates made by management.

4
The portions added to the stockholders’ equity of Ipiranga Petroquímica S.A and COPESUL - Companhia Petroquímica do Sul, at July 31, 2008, arise from assumptions made and amounts calculated by management, for purposes of the statement and calculation of the related "pro forma" adjustment amounts by the result of the valuation of its inventories at realizable values and by the appreciation of fixed and intangible assets, considering the following aspects:

(a)	The inventories include adjustments arising from the "pro forma" asset appreciation, considering the related realizable values, as follows:

(i)
Finished Products: presented at realizable value, calculated based on the average sales price to third parties based on the invoices issued by Ipiranga Petroquímica S.A and COPESUL - Companhia Petroquímica do Sul in up to 15 days prior to July 31, 2008, deducted from freight expenses, variable selling expenses and taxes on sales. For the cases in which no sales occurred in the mentioned period, the invoices issued up to 90 days prior to July 31, 2008, were used for the calculation of the realizable value. Finished products that did not present invoicing in the previously mentioned periods, were maintained at the average book cost.

(ii)	Work in process: stated at production cost.

(iii)	Raw Materials and Inputs: stated at average purchase cost.

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Ipiranga Petroquímica S.A.

(iv)	Warehouse materials and others: stated at the average purchase cost, less provision for obsolescence recorded in books.

(b)
The fixed and intangible assets of Ipiranga Petroquímica S.A and of COPESUL - Companhia Petroquímica do Sul, consider the "pro forma" recognition of these assets appreciation at July 31, 2008, totaling R$ 6,684,683,204.70, calculated exclusively based on appraisal reports issued by the independent experts Stima Engenharia Ltda. (Attachments II and III) and APSIS Consultoria Empresarial Ltda. (Attachments IV and V), respectively, which, net of fixed and intangible assets book value, reflects the "pro forma" adjustment of R$ 4,104,562,249.57.

(c)
Deferred income tax and social contribution on appreciation of fixed and intangible assets and on the appreciation of inventories valuation of Ipiranga Petroquímica S.A and COPESUL - Companhia Petroquímica do Sul, were calculated in accordance with the effective legislation.

(d)	The investees were not object of these evaluations for "pro forma" adjustments purpose, based on materiality assumptions adopted by management.

5	In order to verify the Companies’ management evaluation of the amounts determined in the terms described in paragraphs 4(a) and 4(c) above, we applied the same audit procedures mentioned in paragraph 3 above.

6
Based on our work, we conclude that the amount of the assets, rights and obligations which form the stockholders’ equity of Ipiranga Petroquímica S.A., adjusted by the incorporation of COPESUL - Companhia Petroquímica do Sul stockholders’ equity, in accordance with both companies balance sheets at July 31, 2008, and at market prices of the Companies at the same base date, summarized in Attachment I, is R$ 4,768,308,198.72. The book values of stockholders’ equity of each company, as shown in Attachment I, are recorded in books, in accordance with accounting practices adopted in Brazil. The market value of fixed and intangible assets, which was the basis for the adjustment of stockholders’ equity, as stated in Attachment I, in the amounts of R$ 3,907,876,386.23 and R$ 196,685,863.34, respectively were determined in accordance with the technical assumptions used by the inde pendent experts, described in their appraisal reports, presented in Attachments II, III,IV and V and the inventories realizable value was determined in accordance with management assumptions, as described in paragraph 4(a) above.

4

Ipiranga Petroquímica S.A.

7
The appraisal reports presented in Attachments II, III, IV and V are subject to the approval at the same Stockholders Meeting that will approve the incorporation of Ipiranga Petroquímica S.A. by its parent company Braskem S.A., pursuant to the terms effective in Brazilian corporate legislation and related regulatory standards.

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In conformity with the standards of NPA 14 of September 24, 2007 - Appraisal Reports issued by an Independent Auditor, issued by the Institute of Independent Auditors - IBRACON and with the Brazilian Securities Commission (CVM) Instruction 319 of December 3, 1999, we confirm that:

(a)
in accordance with the professional standards established by the Federal Accounting Council through Resolution 821/1997, we are not aware of any conflicts of interest, whether direct or indirect, or any other circumstance which otherwise represents a conflict of interest in relation to the service above, and

(b)
we are not aware of any action by the majority stockholder or the company’s management intended to influence, restrain, impair or practice any actions which have or might have compromised access to, use of or awareness of information, assets, documents or work methodologies that are material to the quality of this report.

Porto Alegre, September 12, 2008

PricewaterhouseCoopers	Gilberto Bagaiolo Contador
Auditores Independentes	Contador CRC 1RS069038/O-0
CRC 2SP000160/O-5 “F” RS

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Attachment to the appraisal report on the stockholders’ equity of Ipiranga Petroquímica
S.A. (“IPQ”) adjusted by the incorporation of COPESUL - Companhia Petroquímica do Sul
(“Copesul”) stockholders equity and by the inventories, fixed and intangible assets appreciation at September 12, 2008

Summarized Balance Sheet at July 31, 2008
In reais

		Corporate legislation Copesul			Adjustments arising from appreciation
	Corporate legislation IPQ
Assets			Eliminations	Combined		Adjusted balances

Current assets
Cash and cash equivalentes	2,648,404.74	685,139.02		3,333,543.76		3,333,543.76
Marketable securities		9,868,907.63		9,868,907.63		9,868,907.63
Trade accounts receivable	338,521,962.13	209,145,326.69	(26,215,538.73)	521,451,750.09		521,451,750.09
Inventories	288,732,626.82	680,443,579.13	(1,940,211.84)	967,235,994.11	70,161,995.03	1,037,397,989.14
Taxes recoverable	302,681,102.11	135,465,417.10		438,146,519.21		438,146,519.21
Prepaid expenses		3,800,319.61		3,800,319.61		3,800,319.61
Advance to suppliers and	422,199.70	2,795,585.00		3,217,784.70		3,217,784.70
Others	7,527,067.23	10,685,429.72		18,212,496.95		18,212,496.95

	940,533,362.73	1,052,889,703.90	(28,155,750.57)	1,965,267,316.06	70,161,995.03	2,035,429,311.09

Long term receivables	195,265,202.80	1,089,911,759.34	(532,082,527.97)	753,094,434.17		753,094,434.17

Permanent assets
Investments	996,773,747.70	126,082,151.19	(875,194,924.72)	247,660,974.17		247,660,974.17
Property and equipment	524,084,959.42	1,119,801,180.39		1,643,886,139.81	3,907,876,386.23	5,551,762,526.04
Intangible assets	63,100,290.97	873,134,524.35		936,234,815.32	196,685,863.34	1,132,920,678.66
Deferred charges	4,477,805.57	7,606,621.81		12,084,427.38		12,084,427.38

	1,588,436,803.66	2,126,624,477.74	(875,194,924.72)	2,839,866,356.68	4,104,562,249.57	6,944,428,606.25

	2,724,235,369.19	4,269,425,940.98	(1,435,433,203.26)	5,558,228,106.91	4,174,724,244.60	9,732,952,351.51

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Attachment to the appraisal report on the stockholders’ equity of Ipiranga Petroquímica
S.A. (“IPQ”) adjusted by the incorporation of COPESUL - Companhia Petroquímica do Sul
(“Copesul”) stockholders equity and by the inventories, fixed and intangible assets appreciation at September 12, 2008

Summarized Balance Sheet at July 31, 2008
In reais	(continued)

	Corporate legislation IPQ	Corporate legislation Copesul			Adjustments arising from appreciation

Liabilities and stockholders’ equity			Eliminations	Combined		Adjusted balances

Current liabilities	143,607,476.82	1,162,678,205.70	(26,215,538.73)	1,280,070,143.79		1,280,070,143.79

Non Current liabilities
Long term liabilities
Suppliers	3,316,400.47			3,316,400.47		3,316,400.47
Financing	507,578,400.00	292,718,311.64		800,296,711.64		800,296,711.64
Related companies	592,478,797.59	1,224,081,709.20	(532,082,527.97)	1,284,477,978.82		1,284,477,978.82
Taxes and contributions to	5,690,458.40			5,690,458.40	1,400,841,431.10	1,406,531,889.50
Deferred income tax	43,014,000.00			43,014,000.00		43,014,000.00
Other accounts payable	19,391,442.27	127,545,586.30		146,937,028.57		146,937,028.57

	1,171,469,498.73	1,644,345,607.14	(532,082,527.97)	2,283,732,577.90	1,400,841,431.10	3,684,574,009.00

Stockholders’ equity
Capital	652,137,045.84	770,127,211.03	(184,860,219.45)	1,237,404,037.42		1,237,404,037.42
Capital reserve	374,629.84			374,629.84		374,629.84
Revaluation reserves	53,574.21	46,108,457.92	(46,108,457,920)	53,574.21		53,574.21
Revenue reserves	756,593,143.75	646,166,459.19	(646,166,459,190)	756,593,143.75	2,773,882,813.50	3,530,475,957.25

	1,409,158,393.64	1,462,402,128.14	(877,135,136.56)	1,994,425,385.22	2,773,882,813.50	4,768,308,198.72

	2,724,235,369.19	4,269,425,940.98	(1,435,433,203.26)	5,558,228,106.91	4,174,724,244.60	9,732,952,351.51

* * *

7

This Attachment is an integral and inseparable part of the appraisal report on Ipiranga Petroquímica S.A. stockholders’ equity, adjusted by the incorporation of COPESUL – Companhia Petroquímica do Sul stockholders’ equity and by the inventories, fixed and intangible assets appreciation, issued by PricewaterhouseCoopers Auditores Independentes, at September 12, 2008.

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Appraisal Report – Folder 1

July 2008

INDEX

1.		INTRODUCTION	4
2.		OBJECTIVE	4
3.		OVERALL CONSIDERATIONS, CONTINGENCIES AND LIMITATIONS	4
4.		OVERALL APPRAISAL CONCEPT	5
	4.1.	APPRAISAL	5
	4.2.	ASSET	5
	4.3.	TANGIBLE OR INTANGIBLE ASSET	5
	4.4.	PRICE AND MARKET VALUE	5
	4.5.	COST	6
5.		STANDARDS OBSERVED IN THE APPRAISALS	6
6.		OVERALL METHODOLOGY USED IN APPRAISING ASSTES	6
	6.1.	METHODS TO APPRAISE THE VALUE OF AN ASSET, ITS OUTCOMES AND RIGHTS	7
	6.1.1.	Market data direct comparative method	7
	6.1.2.	Involution method	7
	6.1.3.	Evolution method	7
	6.1.4.	Income capitalization method	7
	6.2.	METHODS TO IDENTIFY THE COST OF AN ASSET	7
	6.2.1.	Direct cost comparison method	7
	6.2.2.	Cost quantification method	7
7.		METODOLOGY FOR APPRAISING URBAN PLOTS	8
	7.1.	PLOTS AND TRACTS - DEFINITIONS	8
	7.2.	CHARACTERIZATION OF PLOTS	8
	7.3.	MARKET DATA COMPARATIVE METHOD	9
	7.4.	COST METHOD	10
8.		METHODOLOGY FOR APPRAISING BUILDINGS	10
	8.1.	UNIT VALUES	10
	8.2.	METHODOLOGY	10
9.		METHODOLOGY FOR APPRAISING MACHINES, EQUIPMENT AND INSTALLATIONS	11
	9.1.	APPRAISAL DEFINITIONS	11
	9.1.1.	Equity value	11
	9.1.2.	Valor residual	11
	9.1.3.	“Accomplishment” advantage factor	12
	9.1.4.	Economic life and lifecycle	12
	9.1.5.	Commercial value	12

Ipiranga PetroquÃmica S/A

	9.1.6.	At cost value	12
	9.1.7.	Depreciated value	12
	9.2.	APPRAISAL METHOD	12
	9.2.1	Inspection	12
	9.2.2	Verification of conservation and maintenance status	13
	9.2.3	Data collection	13
	9.2.4	Market situation	14
	9.3.	OVERALL CRITERION ADOPTED	14
	9.4.	SPECIFIC CRITERIA	14
10.		RESULT OF APPRAISALS AND SUMMARIES	16
	10.1.	APPRAISAL DATA	16
	10.2.	CONTENTS OF APPRAISAL FOLDERS	16
11.		TERM OF RESPONSABILITY	17

1. INTRODUCTION

Stima Engenharia Ltda., a company registered in CREA-SP under no. 071.708 -8, with headquarters at Av. Fagundes Filho, no. 141, conjunto 55/56, 5º andar, São Paulo – SP, enrolled in the National Corporate Taxpayer Registry – CNPJ under no. 06.932.665/0001 -10, having been appointed to perform as market value appraiser on the base date of July 31, 2008, for the fixed assets of the company Ipiranga Petroquímica S/A, headquartered at BR-386 – Rodovia Tabaí - Canoas, km 419 – III Petrochemical Pole of Triunfo, Lot 04, Municipality of Triunfo, RS, State of Rio Grande do Sul, enrolled in the National Corporate Taxpayer Registry – CNPJ under no. 88.939.236/0001 -39, herein below presents the result of its endeavors, which shall be used for the purpose of incorporation.

2. OBJECTIVE

The objective of this report is to define the market value of assets belonging to the company Ipiranga Petroquímica S/A, for the above referred purpose.

The appraisal results herein presented refer to the following types of assets: plots, buildings, property improvements, installations, machines and equipment. This folder is intended to outline and comment on the overall concepts, norms and methods applied in the appraisals of these assets.

The values set forth in this appraisal are calculated for the base date of July 31, 2008, the same date on which the inspections, calculations, quotations and market surveys of the assets the object of this appraisal were carried out.

This report was prepared in accordance with the provisions set forth in article 8 of Law 6.404/76 and the amendments of Law 11.638/07.

3. OVERALL CONSIDERATIONS, CONTINGENCIES AND LIMITATIONS

This report is subject to the following conditions of independence, contingencies and limitations:

a) Inspections were performed of all industrial units belonging to the Company. The more relevant assets from the point of view of value were photographed and the images presented in the items on photographic documentation. Typical assets of the installations (cables, piping, valves, instruments, automation systems and others) were randomly inspected pursuant to commonly accepted practice;

b) Installation assets (cables, piping, valves, instruments, automation systems and others) not inspected individually, were appraised by means of information obtained from the Company’s accounting and engineering areas, and assumed to be accurate;

c) Replacement values were obtained through price surveys conducted at manufacturers and suppliers of such assets. Whenever such quotations could not be obtained, one resorted to calculation methods of the values based on average capacity standards used by companies in the petrochemical or chemical industries for budgeting their projects;

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d) Typical installation assets (cables, piping, valves, instruments, automation systems and others) were valued through cost composition calculations, by multiplying unit prices by the quantitative parameters supplied by the Company;

e) To appraise real estate property (plots, buildings, and property improvements) we resorted to information supplied by the administration and engineering areas. Whenever information diverged, we assumed the information supplied by the Engineering Department in documents and blueprints was accurate.

4. OVERALL APPRAISAL CONCEPT

To better understand the methods, criteria and terminology used in this appraisal report, below we list some of the terms as they are defined by technical appraisal norms.

4.1. Appraisal

Appraisal consists of the technical analysis performed by an Appraisal Engineer, to identify the value of an asset, its costs, outcomes and rights, as well as to establish feasibility indicators for its economic utilization, for a certain purpose, situation and date.

4.2. Asset

An asset is something of value, susceptible to being used, or that may be an object entitling to a right, which is a part of equity.

4.3. Tangible or intangible asset

A tangible asset is such that is well identified in material terms (example: real estate property, equipment, raw materials). An intangible asset is such that is not identifiable in material terms (example: goodwill, brands and patents).

4.4. Price and market value

Price is the amount for which one effects, or intends to effect, a transaction involving an asset, outcome or right associated therewith.

According to NBR – 14653-1 – Appraisals of Assets – Part 1 – Overall Procedures – ABNT – Brazilian Association of Technical Norms, market value is the most probable amount for which one would voluntarily and consciously negotiate an asset, on a reference date, pursuant to prevailing market conditions.

According to IVS – International Valuation Standards, market value is the estimated amount, on an appraisal date, for which one would voluntarily negotiate an asset between a buyer and a seller in a free and legitimate transaction, in which each party acts based on knowledge, prudence and without duress.

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4.5. Cost

Cost is the sum of direct and indirect expenses necessary for production, maintenance or acquisition of an asset, on any given date and under any given circumstance.

5. STANDARDS OBSERVED IN THE APPRAISALS

The standards used in the preparation of this report are listed below. According to the ABNT standards - Brazilian Technical Standards Association, the values of this report at the minimum fall into the basis and accuracy as grade I.

Standards observed in the issue of this report are:

• NBR – 14653-1 – Appraisals of Assets – Part 1 – Overall Procedures – ABNT – Brazilian Association of Technical Norms

• NBR – 14653-2 - Appraisals of Assets – Part 2 – Urban Real Estate - ABNT – Brazilian Association of Technical Norms

• NBR – 12721 – Appraisals of Unit Costs and Preparation of Construction Budget for the Incorporation of Condominium Buildings - ABNT – Brazilian Association of Technical Norms

• NBR – 14653-5 – Appraisals of Assets – Part 5: Machines, Equipment, Installations and industrial assets in general - ABNT – Brazilian Association of Technical Norms

• Urban Real Estate Appraisal Norm of IBAPE-SP – Brazilian Appraisal and Expert Engineering Analysis Institute of São Paulo – Year 2005 version 2

• International Valuation Standards (IVS) – IVS 1: Market Value Basis of Valuation; IVS 2: Valuation Bases Other Than Market Value and IVS 3: Valuation Reporting

• International Valuation Standards (IVS) – Guidance Note no. 3 – Valuation of Plant and Equipment – Orientation Notes No. 3 – Appraisal of Industrial Plants and Equipment.

6. OVERALL METHODOLOGY USED IN APPRAISING ASSTES

The applicable methodology is basically a function of the nature of the asset under Appraisal, the purpose of the Appraisal and the availability, quality and quantity of the information collected in the market. One’s choice must be justified, with the objective of portraying market behavior using models that rationally lend support to the credibility of the calculated value.

6

6.1. Methods to appraise the value of an asset, its outcomes and rights

As set forth in NBR-14653 of ABNT, the methods to appraise the value of an asset, its outcomes and rights, are the following:

6.1.1. Market data direct comparative method

By this method, an asset’s market value is determined by means of technical criteria applied to attributes of comparable elements that comprise a given sample.

6.1.2. Involution method

This is the method that determines an asset’s market value based on its efficient usage, in turn based on a technical-economic feasibility study, by means of a hypothetical compatible undertaking with the same characteristics as those of such asset and under the conditions of the market it belongs to, while taking into account feasible scenarios for executing and marketing such product.

6.1.3. Evolution method

This is the method that identifies an asset by the sum of values of its components. If the intent is to determine an asset’s market value, then the commercialization factor must be considered.

6.1.4. Income capitalization method

This is the method that determines the value of an asset, based on the current capitalization of its expected net income, while considering feasible scenarios.

6.2. Methods to identify the cost of an asset

As set forth in norm NBR-14653 of ABNT, the methods to determine the cost of an asset are the following:

6.2.1. Direct cost comparison method

This method determines an asset’s cost by means of technical criteria applied to attributes of comparable elements that comprise a given sample.

6.2.2. Cost quantification method

This method determines the cost of an asset and its parts through synthetic or analytical budgets based on the quantity of service rendered and the respective direct and indirect costs.

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7. METODOLOGY FOR APPRAISING URBAN PLOTS

7.1. Plots and tracts - Definitions

Urban real estate property is such as located within an urban perimeter as defined by law. Plots are portions of land resulting from the dividing up of urban areas.

The dividing up of land extensions into plots (“loteamento”) is a subdivision of a tract of land intended for buildings, with the opening of new roads, public spaces or the extension, modification or expansion of existing roads.

An tract suited for urbanization is a large plot of land appropriate for receiving urban infrastructure works, aimed at its efficient usage, by dividing it up, separating it from a larger land extension, or for implementing an undertaking.

7.2. Characterization of plots

Real estate is an asset comprising a plot and possible improvements incorporated thereto. It can be classified as urban or rural, based on its location, use or purpose.

A plot’s classification, according to its use, occurs based on the following factors:

• Physical characteristics of the plot, such as location, situation, topography, etc.;

• Actual use of similar plots located in the same region;

• Usage limitations of a given plot (restrictions or bondage) imposed by competent authorities;

• A real estate property’s use results from it being economically the most suited from the perspective of its own and surrounding characteristics, subject to compliance with legal limitations.

The characterization of the region where any real estate property is located is essential for the analysis of its value and its appraisal. That is why the following data is collected:

• Overall aspects: analysis of economic, political and social conditions, whenever relevant for the market, including atypical former uses or associated stigmas;

• Physical aspects: topographic conditions, predominant type of soil, environmental conditions;

• Location: situation in the urban context, showing the main influence poles;

• Soil usage and occupation: comparison of the current occupation with laws on dividing up and use of a municipality’s soil, to then conclude about change trends in the short and medium term;

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• Urban infrastructure: road system, collective transportation, solid waste collection, drinking water, electric power, telephone, cable networks for data transmission, communication and television, sanitary sewage, rain water and channeled gas;

• Current activities: trade, industry and services;

• Community equipment: safety, education, health, culture and leisure.

The characterization of plots occurs based on the following data:

• Location: situation in the region and as related to public roads, with indications as to limits and boundaries;

• Current and intended use in comparison with legislation in force;

• Physical aspects: dimensions, form, topography, surface, soil, for comparison with available documentation;

• Available urban infrastructure;

• Physical and legal restrictions applicable to use.

In accordance with the ABNT NBR 14653-1 text, as related to methodology selection:

“The selected methodology must be compatible with the nature of the selected asset, the purpose of the Appraisal and the available market data. To define market value, whenever possible one should prefer the market data direct comparative method.”

To obtain a plot’s unit value at each site to be Appraised, a market survey of offers or actual sales is always conducted with respect to plots similar to the one under analysis.

In view of the unit price thus determined in market surveys, while applying the above referred to criteria, a plot’s final value is calculated.

7.3. Market data comparative method

This method consists of determining a plot’s value by direct comparison with other similar ones, by comparing their sales prices, considering common and/or similar characteristics, while concurring that those that generate the same amount of income should have the same value or should be in a proportionate linear relation.

In the search for plots, emphasis was placed on the sale of other fractions, whose locations and characteristics are compatible with those of the asset to be Appraised. The values obtained were adjusted using coefficients to correct form, size and location.

Areas in the Triunfo Petrochemical Pole are negotiated by Copesul Company, which holds title to the pole’s plots with and without infrastructure. Plot transactions in the region are rare; however the Company has a reference value that is used when submitting offers. To appraise plots of the industrial area we used said referential unit value.

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7.4. Cost method

This method consists of determining the value of improvements and improvements to real estate property by drawing up summarized or detailed budgets of all items comprising the final value of any appraised real estate property. The main costs that make up the works are: Primary (material and labor) and Secondary (administrative, profit, building, project, taxes, services and financial costs). The criterion used in this evaluation to determine plot market values was the “Market Data Comparative Method”.

8. METHODOLOGY FOR APPRAISING BUILDINGS

For performing the appraisal of buildings and improvements to real estate property, the following aspects need to be well understood:

• Constructive, qualitative, quantitative and technological aspects, compared with the available documentation;

• Architectural, landscape and functional aspects, including environmental comfort;

• Adjustment of any given building with respect to a region’s recommended uses;

• Occupational conditions.

Buildings were appraised using the reproduction cost method, based on “Civil Construction Unit Costs”, i.e., always up-to-date unit values, supported by a variety of publications and price surveys on materials and services.

Costs resulting from such studies take into consideration all determinant market price factors. Consequently, there is no room for any add-ons, whether due to “the accomplishment” advantage factor or to reflect a “commercialization factor”.

8.1. Unit values

Unit values are updated by using computers, resulting in a registry of innumerous budgets and costs, and covering a broad variety of services and materials supplied for civil construction works.

Such costs, reflected to this report’s base date, are used in composing costs of each construction phase and of each building to be appraised.

8.2. Methodology

The building appraisal services are rendered in several phases, which can be summarized as follows: Data and blueprint collection, and of other constructive details of each building.

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During and after inspection of buildings, the comparison of blueprints and other documents provided, containing each building’s actual situation.

Determination of the volume of services and materials for each constructive phase (such as earthmoving, building of the framework, finishing, special installations, etc) of each building.

By resorting to computers, the volumes determined are listed along with the cost of each on the base date of the appraisal reports, thus resulting in the replacement cost of each constructive phase and for the building as a whole.

Use of a depreciation factor in each construction phase (when applicable), in accordance with the apparent age and the (probable) remaining life of a building.

By remaining life of assets, one should understand the expected remaining physical life of assets, which is the scope of this report, determined according to technical parameters for applying said depreciation factor pursuant to Brazilian Appraisal Norms, while using the following items as parameters for determining the depreciation factor:

• Apparent age of assets;

• Apparent state of assets;

• Conservation state of assets;

• Reform and maintenance plan (preventive and corrective) performed for assets;

• Operation modus of assets;

• Obsolescence phase of assets.

9. METHODOLOGY FOR APPRAISING MACHINES, EQUIPMENT AND INSTALLATIONS

9.1. Appraisal definitions

In order to describe the methodologies used in the appraisal process of assets set forth in this report, one must mention some important definitions for better understanding.

9.1.1. Equity value

This is the amount that corresponds to the total assets held by an individual or corporate person.

9.1.2. Valor residual

This is the amount that corresponds to any given asset at the end of its life.

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9.1.3. “Accomplishment” advantage factor

This is the difference between market value of an asset and the cost of “redoing” it, whenever such difference is positive.

9.1.4. Economic life and lifecycle

Economic life is the operational time span of an asset, whereas its lifecycle is its functional time span.

9.1.5. Commercial value

This is the value currently given an asset in commercial transactions under normal market conditions or to an asset identical or similar to the one under Appraisal.

9.1.6. At cost value

This is the price actually paid for an asset or good, plus direct expenses necessary to become the holder of such asset or good, such as packaging, taxes, freight, legal expenses (deeds, etc.), which directly encumber the price paid or reimbursement therefore.

9.1.7. Depreciated value

This is the value of an asset or good after deducting all amounts relative to physical depreciation, use and obsolescence.

9.2. Appraisal method

The phases in which to appraise machines, equipment and installations are informed below, in the different sections that comprise this report.

9.2.1. Inspection

Inspection is indispensable for executing the appraisal work. Exceptionally, when access to the Appraised asset is not possible, one may admit resorting to a paradigm situation, provided agreed upon by the parties and set forth in the report.

The inspection is aimed at knowing and characterizing the appraised asset and its suitability for its market segment, resulting in conditions to orient data collecting.

During inspections, the appraiser goes about collecting technical data, on physical characteristics and on an asset’s use, along with other relevant factors to define value.

Upon performing an inspection, the appraiser takes notes on an appraised asset’s characteristics, surveys technical data, while analyzing aspects related to its state of conservation and maintenance.

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9.2.2. Verification of conservation and maintenance status

The analysis of the state of conservation and maintenance is one of the most important factors to reach a judicious conclusion concerning the value of an Appraised asset. For better understanding, the definition of these two variables is:

Conservation: The act or effect of safeguarding from damage, decay, loss and other risks, through thorough verification, its use and conditions of use and the preservation of technical and functional characteristics of a building, its installations and equipment.

Maintenance: The set of activities to be undertaken to conserve, maintain or recover the functional capacity of an asset and its constituent parts, while in no way affecting its operational capacity or lifecycle.

In our day and age, maintenance can be divided in preventive, corrective and predictive. Preventive maintenance, the more common, seeks to avoid the occurrence of errors in an asset’s functioning, through constant testing and cleaning of its components, contributing to keeping the machines and the environment in perfect functional conditions, offering maximum efficiency in performing its activities.

Predictive maintenance, based on data on an asset’s wear and decay, seeks to estimate the life of its components. The state of machinery must frequently be monitored, to allow for parts’ replacement at the right moment, avoiding unexpected downtime.

Finally, corrective maintenance occurs when defects and errors, caused by an asset’s use and age, are detected through preventive maintenance, and may result in unexpected expenses if not corrected.

The difference between maintenance and repair. Maintenance, in its several modalities, ultimately seeks to keep an asset functioning. Even in corrective maintenance, defects and errors must be corrected even if due to their nature they do not result in an asset breaking down, because otherwise at any given moment they may cause the Company severe damage.

9.2.3. Data collection

During the inspection phase, the collection of data on the characteristics of each asset is performed, examining blueprints, documents, projects – in short – everything that may clarify relevant aspects for the Appraisal.

In the data collection phase the following tasks are performed:

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• Market surveys seeking data on attributes resembling those of the asset under Appraisal in the closest manner possible;

• Identification of information sources, whereas, whenever possible, information shall always be certified to increase reliability of researched data;

• Identification of relevant characteristics of collected market data;

• Search for market data, preferably with the same characteristics of the Appraised asset (same age, capacity, etc.)

9.2.4. Market situation

Upon the collection of market data on offers one seeks to obtain information on time of exposure to the market and, in the case of transactions being effected, the payment modality adopted and the date on which they occurred.

9.3. Overall criterion adopted

The valorization of machines, equipment and installations was effected by the reproduction or replacement cost method.

Overall criteria used in appraising machines, equipment and all other movable assets followed the standard used in most movable asset appraisal work, i.e., they were based on setting a new value for a replacement asset by surveying manufacturers, suppliers, representatives, etc.

Establishing an asset’s going market value occurred by observing its state of maintenance, conservation and characterization of its technical obsolescence.

An asset’s new replacement value can be summarized as being the sum of all its acquisition price items, along with all taxes, fees, transportation costs to the construction site, as well as the cost of materials for installation work, the respective labor, also as concerning special or normal finishing, such as ordinary or special paint, thermal isolation, etc.

Depreciation: until now the focus has been on value based on the probable reproduction or replacement cost, without reference to depreciation resulting from age, use and obsolescence. Depreciation can be defined as inevitable loss of value of a factory, equipment and materials over time, caused by chemical action or corrosion, physical action (decay, decrepitude, abrasion, normal wear, deferred maintenance or repairs), inadequateness and obsolescence.

The depreciation coefficient is what adjusts an asset’s market value. By applying depreciation due to replacement price (or cost), one comes up with the market value.

9.4. Specific criteria

Installation assets (cables, piping, valves, instruments, automation systems and others) were valued by calculating the cost composition, multiplying unit prices by the quantities informed by the Company.

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In composing costs, we used factors for the following costs: labor, engineering, management, installations and assembly. Such factors were obtained in surveys conducted at manufacturers and in the engineering and project departments, as well as from specialized engineering literature.

In it not being possible to obtain an asset’s value from a manufacturer, we resorted to unit values based on nominal or installed capacity, informed by manufacturers of similar equipment for the sake of project calculations.

The age assumed for each appraised asset was a function of the acquisition data (as registered in the equity control registry) and the information obtained in the engineering and maintenance departments.

Lifecycle expectations and residual values (scrap factor) were also obtained through surveys at manufacturers and in specialized engineering literature.

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10. RESULT OF APPRAISALS AND SUMMARIES

10.1. Appraisal data

APPRAISAL DATA
Requester:	Ipiranga Petroquímica S/A

Assets owned by:	Ipiranga Petroquímica S/A

Location of assets:	Assets the object of appraisal belong to the industrial unit located at Rodovia BR 386 Tabaí-Canoas, km 419 – III Petrochemical Pole of Triunfo, Lot 04, Municipality of Triunfo, RS

Base date of values:	July 31, 2008

Purpose:	Appraisal for the intent of incorporation

Type of value presented:	Acquisition market value

Economic sector classification:	Secondary sector – base industry

Classification according to assets’ condition:	Installed assets, integrated to the operational and administrative process.

Classification according to the types of assets appraised:	Plots, buildings, improvements to property, installations, machines and equipment.

Argumentation based on: (norm ABNT NBR 14653- 5:2006 Tab-4)	The technical report is classified as GRADE I for the sake of argumentation.

Value of the plots:	R$ 9,072,000. 00 (nine million, seventy-two thousand reais)

Value of buildings and improvements to real estate property:	R$ 91,565,770.00	(ninety-one million, five hundred and sixty-five thousand, seven hundred and seventy reais)

Value of machines, equipment and installations:	R$ 619,366,154.00	(six hundred and nineteen million, three hundred and sixty-six thousand, one hundred and fifty-four reais)

Total Appraised value:	R$ 720,003,924.00	(seven hundred and twenty million, three thousand, nine hundred and twenty-four reais)

10.2. Contents of appraisal folders

This appraisal report consists of three folders, distributed as follows:

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• Folder 1 – Summary Folder

This is the folder with the following content: objective, norms, methodology, summary of appraised values, possible limitations, and the report’s term of responsibility.

• Folder 2 – Appraisal of Plots, Buildings and Improvements

This folder entails the appraisal of plots, buildings and improvements located at Rodovia BR 386 – Tabaí - Canoas, km 419 – III Petrochemical Pole of Triunfo, Lot 04, Municipality of Triunfo, State of Rio Grande do Sul;

• Folder 3 – Appraisal of Machines, Equipment and Installations

Its content comprises photographic documentation, summaries and listings of the appraisal of machines, equipment and industrial installations located at Rodovia BR 386 – Tabaí - Canoas, km 419 – III Petrochemical Pole of Triunfo, Lot 04, Municipality of Triunfo, State of Rio Grande do Sul.

11. TERM OF RESPONSABILITY

This report presents the result of the appraisal of assets belonging to Ipiranga Petroquímica S/A

Movable and fixed assets were physically inspected and appraised by qualified technical professionals, for the purpose of verifying their physical and operational characteristics and their state of conservation.

This appraisal was drawn up according to the norms of IBAPE – Brazilian Appraisal and Expert Engineering Analysis Institute, ABNT – The Brazilian Association of Technical Norms and IVS – International Valuation Standards.

This expert report is subject to the following conditions of independence, contingencies and limitations:

• This appraisal was drawn up for the specific purpose defined in the topic “Objective”. Its use for any other purpose, or base date other than the one specified, as well as the partial extraction of data rather than as a complete text, does not warrant reliability;

• No member of Stima Engenharia Ltda., participant in this project, currently has or in future intends to have any kind of interest in the assets included in this report;

• We deem the information obtained from third parties reliable and that it was provided in good faith;

• Stima Engenharia Ltda. assumes no responsibility for physical or economic factors that may affect opinions presented in this report, which factors may take place after the base date set forth herein;

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• This paper and expert report are based on documents, information and blueprints provided by Ipiranga’s technical areas. The appraisers therefore assume no responsibility for any legal or engineering issue, apart from those inherent to their specific role in this case, and as set forth in laws, codes or self-defined regulations;

• One should emphasize that all values set forth in this expert report (plots, buildings, improvements, installations, machines and equipment) refer to amounts at cash value. Furthermore, no debt or mortgages that may possibly encumber the appraised assets were taken into consideration. If such facts exist, they were unknown to the appraisers;

• This report is based on data collected in physical inspections carried out in the period from July 28 to August 1, 2008, reflecting the set of assets physically expressed in the accounting accounts for plots, buildings, improvements, installations, machines and equipment and their respective technical and operational characteristics on said date;

• In determining the appraised values, investments and expenditures entered into the works in progress account were also taken into consideration, even if the project or investment has yet to be concluded;

• This report’s base date, i.e., the time on which all value analyses were based, is July 31, 2008;

• Acceptance of this report supposes concurrence with the terms set forth in this statement of independence, contingencies and limitations.

São Paulo, August 12, 2008

Stima Engenharia Ltda.
CREA-SP 071.708 -8

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Appraisal Report – Folder 1

July 2008

INDEX

1.	INTRODUCTION	4
2.	OBJECTIVE	4
3.	OVERALL CONSIDERATIONS, CONTINGENCIES AND LIMITATIONS	4
4.	OVERALL APPRAISAL CONCEPT	5
	4.1. APPRAISAL	5
	4.2. ASSET	5
	4.3. TANGIBLE OR INTANGIBLE ASSET	5
	4.4. PRICE AND MARKET VALUE	5
	4.5. COST	6
5.	STANDARDS OBSERVED IN THE APPRAISALS	6
6.	OVERALL METHODOLOGY USED IN APPRAISING ASSTES	6
	6.1. METHODS TO APPRAISE THE VALUE OF AN ASSET, ITS OUTCOMES AND RIGHTS	7
	6.1.1. Market data direct comparative method	7
	6.1.2. Involution method	7
	6.1.3. Evolution method	7
	6.1.4. Income capitalization method	7
	6.2. METHODS TO IDENTIFY THE COST OF AN ASSET	7
	6.2.1. Direct cost comparison method	7
	6.2.2. Cost quantification method	7
7.	METODOLOGY FOR APPRAISING URBAN PLOTS	8
	7.1. PLOTS AND TRACTS - DEFINITIONS	8
	7.2. CHARACTERIZATION OF PLOTS	8
	7.3. MARKET DATA COMPARATIVE METHOD	9
	7.4. COST METHOD	10
8.	METHODOLOGY FOR APPRAISING BUILDINGS	10
	8.1. UNIT VALUES	10
	8.2. METHODOLOGY	10
9.	METHODOLOGY FOR APPRAISING MACHINES, EQUIPMENT AND INSTALLATIONS	11
	9.1. APPRAISAL DEFINITIONS	11
	9.1.1. Equity value	11
	9.1.2. Valor residual	11
	9.1.3. “Accomplishment” advantage factor	12
	9.1.4. Economic life and lifecycle	12
	9.1.5. Commercial value	12

9.1.6.	At cost value	12
9.1.7.	Depreciated value	12
9.2.	APPRAISAL METHOD	12
9.2.1.	Inspection	12
9.2.2.	Verification of conservation and maintenance status	13
9.2.3.	Data collection	13
9.2.4.	Market situation	14
9.3.	OVERALL CRITERION ADOPTED	14
9.4.	SPECIFIC CRITERIA	14
10.	RESULT OF APPRAISALS AND SUMMARIES	16
10.1.	APPRAISAL DATA	16
10.2.	SUMMARY PER LOCATION	17
10.3.	CONTENTS OF APPRAISAL FOLDERS	17
11.	TERM OF RESPONSABILITY	18

1. INTRODUCTION

Stima Engenharia Ltda., a company registered in CREA-SP under no. 071.708 -8, with headquarters at Av. Fagundes Filho, no. 141, conjunto 55/56, 5º andar, São Paulo – SP, enrolled in the National Corporate Taxpayer Registry – CNPJ under no. 06.932.665/0001 -10, having been appointed to perform as market value appraiser on the base date of July 31, 2008, for the fixed assets of the company COPESUL – Companhia Petroquímica do Sul, headquartered at BR-386 – Rodovia Tabaí - Canoas, km 419, Southern Petrochemical Pole, in the Municipality of Triunfo, State of Rio Grande do Sul, enrolled in the National Corporate Taxpayer Registry – CNPJ under no. 88.948.492/0001 -92, herein below presents the result of its endeavors, which shall be used for the purpose of incorporation.

2. OBJECTIVE

The objective of this report is to define the market value of assets belonging to the industrial unit of COPESUL – Companhia Petroquímica do Sul located in the Municipality of Triunfo – RS, for the above referred purpose.

The appraisal results herein presented refer to the following types of assets: plots, buildings, property improvements, installations, machines and equipment. This folder is intended to outline and comment on the overall concepts, norms and methods applied in the appraisals of these assets.

The values set forth in this appraisal are calculated for the base date of July 31, 2008, the same date on which the inspections, calculations, quotations and market surveys of the assets the object of this appraisal were carried out.

This report was prepared in accordance with the provisions set forth in article 8 of Law 6.404/76 and the amendments of Law 11.638/07.

3. OVERALL CONSIDERATIONS, CONTINGENCIES AND LIMITATIONS

This report is subject to the following conditions of independence, contingencies and limitations:

a) Inspections were performed of all industrial units belonging to the Company. The more relevant assets from the point of view of value were photographed and the images presented in the items on photographic documentation. Typical assets of the installations (cables, piping, valves, instruments, automation systems and others) were randomly inspected pursuant to commonly accepted practice;

b) Installation assets (cables, piping, valves, instruments, automation systems and others) not inspected individually, were appraised by means of information obtained from the Company’s accounting and engineering areas, and assumed to be accurate;

c) Replacement values were obtained through price surveys conducted at manufacturers and suppliers of such assets. Whenever such quotations could not be obtained, one resorted to calculation methods of the values based on average capacity standards used by companies in the petrochemical or chemical industries for budgeting their projects;

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d) Typical installation assets (cables, piping, valves, instruments, automation systems and others) were valued through cost composition calculations, by multiplying unit prices by the quantitative parameters supplied by the Company;

e) To appraise real estate property (plots, buildings, and property improvements) we resorted to information supplied by the administration and engineering areas. Whenever information diverged, we assumed the information supplied by the Engineering Department in documents and blueprints was accurate.

4. OVERALL APPRAISAL CONCEPT

To better understand the methods, criteria and terminology used in this appraisal report, below we list some of the terms as they are defined by technical appraisal norms.

4.1. Appraisal

Appraisal consists of the technical analysis performed by an Appraisal Engineer, to identify the value of an asset, its costs, outcomes and rights, as well as to establish feasibility indicators for its economic utilization, for a certain purpose, situation and date.

4.2. Asset

An asset is something of value, susceptible to being used, or that may be an object entitling to a right, which is a part of equity.

4.3. Tangible or intangible asset

A tangible asset is such that is well identified in material terms (example: real estate property, equipment, raw materials). An intangible asset is such that is not identifiable in material terms (example: goodwill, brands and patents).

4.4. Price and market value

Price is the amount for which one effects, or intends to effect, a transaction involving an asset, outcome or right associated therewith.

According to NBR – 14653-1 – Appraisals of Assets – Part 1 – Overall Procedures – ABNT – Brazilian Association of Technical Norms, market value is the most probable amount for which one would voluntarily and consciously negotiate an asset, on a reference date, pursuant to prevailing market conditions.

According to IVS – International Valuation Standards, market value is the estimated amount, on an appraisal date, for which one would voluntarily negotiate an asset between a buyer and a seller in a free and legitimate transaction, in which each party acts based on knowledge, prudence and without duress.

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4.5. Cost

Cost is the sum of direct and indirect expenses necessary for production, maintenance or acquisition of an asset, on any given date and under any given circumstance.

5. STANDARDS OBSERVED IN THE APPRAISALS

The standards used in the preparation of this report are listed below. According to the ABNT standards - Brazilian Technical Standards Association, the values of this report at the minimum fall into the basis and accuracy as grade I.

Standards observed in the issue of this report are:

• NBR – 14653-1 – Appraisals of Assets – Part 1 – Overall Procedures – ABNT – Brazilian Association of Technical Norms

• NBR – 14653-2 - Appraisals of Assets – Part 2 – Urban Real Estate - ABNT – Brazilian Association of Technical Norms

• NBR – 12721 – Appraisals of Unit Costs and Preparation of Construction Budget for the Incorporation of Condominium Buildings - ABNT – Brazilian Association of Technical Norms

• NBR – 14653-5 – Appraisals of Assets – Part 5: Machines, Equipment, Installations and industrial assets in general - ABNT – Brazilian Association of Technical Norms

• Urban Real Estate Appraisal Norm of IBAPE-SP – Brazilian Appraisal and Expert Engineering Analysis Institute of São Paulo – Year 2005 version 2

• International Valuation Standards (IVS) – IVS 1: Market Value Basis of Valuation; IVS 2: Valuation Bases Other Than Market Value and IVS 3: Valuation Reporting

• International Valuation Standards (IVS) – Guidance Note no. 3 – Valuation of Plant and Equipment – Orientation Notes No. 3 – Appraisal of Industrial Plants and Equipment.

6. OVERALL METHODOLOGY USED IN APPRAISING ASSTES

The applicable methodology is basically a function of the nature of the asset under Appraisal, the purpose of the Appraisal and the availability, quality and quantity of the information collected in the market. One’s choice must be justified, with the objective of portraying market behavior using models that rationally lend support to the credibility of the calculated value.

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6.1. Methods to appraise the value of an asset, its outcomes and rights

As set forth in NBR-14653 of ABNT, the methods to appraise the value of an asset, its outcomes and rights, are the following:

6.1.1. Market data direct comparative method

By this method, an asset’s market value is determined by means of technical criteria applied to attributes of comparable elements that comprise a given sample.

6.1.2. Involution method

This is the method that determines an asset’s market value based on its efficient usage, in turn based on a technical-economic feasibility study, by means of a hypothetical compatible undertaking with the same characteristics as those of such asset and under the conditions of the market it belongs to, while taking into account feasible scenarios for executing and marketing such product.

6.1.3. Evolution method

This is the method that identifies an asset by the sum of values of its components. If the intent is to determine an asset’s market value, then the commercialization factor must be considered.

6.1.4. Income capitalization method

This is the method that determines the value of an asset, based on the current capitalization of its expected net income, while considering feasible scenarios.

6.2. Methods to identify the cost of an asset

As set forth in norm NBR-14653 of ABNT, the methods to determine the cost of an asset are the following:

6.2.1. Direct cost comparison method

This method determines an asset’s cost by means of technical criteria applied to attributes of comparable elements that comprise a given sample.

6.2.2. Cost quantification method

This method determines the cost of an asset and its parts through synthetic or analytical budgets based on the quantity of service rendered and the respective direct and indirect costs.

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7. METODOLOGY FOR APPRAISING URBAN PLOTS

7.1. Plots and tracts - Definitions

Urban real estate property is such as located within an urban perimeter as defined by law. Plots are portions of land resulting from the dividing up of urban areas.

The dividing up of land extensions into plots (“loteamento”) is a subdivision of a tract of land intended for buildings, with the opening of new roads, public spaces or the extension, modification or expansion of existing roads.

An tract suited for urbanization is a large plot of land appropriate for receiving urban infrastructure works, aimed at its efficient usage, by dividing it up, separating it from a larger land extension, or for implementing an undertaking.

7.2. Characterization of plots

Real estate is an asset comprising a plot and possible improvements incorporated thereto. It can be classified as urban or rural, based on its location, use or purpose.

A plot’s classification, according to its use, occurs based on the following factors:

• Physical characteristics of the plot, such as location, situation, topography, etc.;

• Actual use of similar plots located in the same region;

• Usage limitations of a given plot (restrictions or bondage) imposed by competent authorities;

• A real estate property’s use results from it being economically the most suited from the perspective of its own and surrounding characteristics, subject to compliance with legal limitations.

The characterization of the region where any real estate property is located is essential for the analysis of its value and its appraisal. That is why the following data is collected:

• Overall aspects: analysis of economic, political and social conditions, whenever relevant for the market, including atypical former uses or associated stigmas;

• Physical aspects: topographic conditions, predominant type of soil, environmental conditions;

• Location: situation in the urban context, showing the main influence poles;

• Soil usage and occupation: comparison of the current occupation with laws on dividing up and use of a municipality’s soil, to then conclude about change trends in the short and medium term;

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• Urban infrastructure: road system, collective transportation, solid waste collection, drinking water, electric power, telephone, cable networks for data transmission, communication and television, sanitary sewage, rain water and channeled gas;

• Current activities: trade, industry and services;

• Community equipment: safety, education, health, culture and leisure.

The characterization of plots occurs based on the following data:

• Location: situation in the region and as related to public roads, with indications as to limits and boundaries;

• Current and intended use in comparison with legislation in force;

• Physical aspects: dimensions, form, topography, surface, soil, for comparison with available documentation;

• Available urban infrastructure;

• Physical and legal restrictions applicable to use.

In accordance with the ABNT NBR 14653-1 text, as related to methodology selection:

“The selected methodology must be compatible with the nature of the selected asset, the purpose of the Appraisal and the available market data. To define market value, whenever possible one should prefer the market data direct comparative method.”

To obtain a plot’s unit value at each site to be Appraised, a market survey of offers or actual sales is always conducted with respect to plots similar to the one under analysis.

In view of the unit price thus determined in market surveys, while applying the above referred to criteria, a plot’s final value is calculated.

7.3. Market data comparative method

This method consists of determining a plot’s value by direct comparison with other similar ones, by comparing their sales prices, considering common and/or similar characteristics, while concurring that those that generate the same amount of income should have the same value or should be in a proportionate linear relation.

In the search for plots, emphasis was placed on the sale of other fractions, whose locations and characteristics are compatible with those of the asset to be Appraised. The values obtained were adjusted using coefficients to correct form, size and location.

Areas in the Triunfo Petrochemical Pole are negotiated by Copesul itself, which holds title to the pole’s plots with and without infrastructure. Plot transactions in the region are rare; however the Company has a reference value that is used when submitting offers. To appraise plots of the industrial area we used said referential unit value.

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7.4. Cost method

This method consists of determining the value of improvements and improvements to real estate property by drawing up summarized or detailed budgets of all items comprising the final value of any appraised real estate property. The main costs that make up the works are: Primary (material and labor) and Secondary (administrative, profit, building, project, taxes, services and financial costs). The criterion used in this evaluation to determine plot market values was the “Market Data Comparative Method”.

8. METHODOLOGY FOR APPRAISING BUILDINGS

For performing the appraisal of buildings and improvements to real estate property, the following aspects need to be well understood:

• Constructive, qualitative, quantitative and technological aspects, compared with the available documentation;

• Architectural, landscape and functional aspects, including environmental comfort;

• Adjustment of any given building with respect to a region’s recommended uses;

• Occupational conditions.

Buildings were appraised using the reproduction cost method, based on “Civil Construction Unit Costs”, i.e., always up-to-date unit values, supported by a variety of publications and price surveys on materials and services.

Costs resulting from such studies take into consideration all determinant market price factors. Consequently, there is no room for any add-ons, whether due to “the accomplishment” advantage factor or to reflect a “commercialization factor”.

8.1. Unit values

Unit values are updated by using computers, resulting in a registry of innumerous budgets and costs, and covering a broad variety of services and materials supplied for civil construction works.

Such costs, reflected to this report’s base date, are used in composing costs of each construction phase and of each building to be appraised.

8.2. Methodology

The building appraisal services are rendered in several phases, which can be summarized as follows: Data and blueprint collection, and of other constructive details of each building.

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During and after inspection of buildings, the comparison of blueprints and other documents provided, containing each building’s actual situation.

Determination of the volume of services and materials for each constructive phase (such as earthmoving, building of the framework, finishing, special installations, etc) of each building.

By resorting to computers, the volumes determined are listed along with the cost of each on the base date of the appraisal reports, thus resulting in the replacement cost of each constructive phase and for the building as a whole.

Use of a depreciation factor in each construction phase (when applicable), in accordance with the apparent age and the (probable) remaining life of a building.

By remaining life of assets, one should understand the expected remaining physical life of assets, which is the scope of this report, determined according to technical parameters for applying said depreciation factor pursuant to Brazilian Appraisal Norms, while using the following items as parameters for determining the depreciation factor:

• Apparent age of assets;

• Apparent state of assets;

• Conservation state of assets;

• Reform and maintenance plan (preventive and corrective) performed for assets;

• Operation modus of assets;

• Obsolescence phase of assets.

9. METHODOLOGY FOR APPRAISING MACHINES, EQUIPMENT AND INSTALLATIONS

9.1. Appraisal definitions

In order to describe the methodologies used in the appraisal process of assets set forth in this report, one must mention some important definitions for better understanding.

9.1.1. Equity value

This is the amount that corresponds to the total assets held by an individual or corporate person.

9.1.2. Valor residual

This is the amount that corresponds to any given asset at the end of its life.

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9.1.3. “Accomplishment” advantage factor

This is the difference between market value of an asset and the cost of “redoing” it, whenever such difference is positive.

9.1.4. Economic life and lifecycle

Economic life is the operational time span of an asset, whereas its lifecycle is its functional time span.

9.1.5. Commercial value

This is the value currently given an asset in commercial transactions under normal market conditions or to an asset identical or similar to the one under Appraisal.

9.1.6. At cost value

This is the price actually paid for an asset or good, plus direct expenses necessary to become the holder of such asset or good, such as packaging, taxes, freight, legal expenses (deeds, etc.), which directly encumber the price paid or reimbursement therefore.

9.1.7. Depreciated value

This is the value of an asset or good after deducting all amounts relative to physical depreciation, use and obsolescence.

9.2. Appraisal method

The phases in which to appraise machines, equipment and installations are informed below, in the different sections that comprise this report.

9.2.1. Inspection

Inspection is indispensable for executing the appraisal work. Exceptionally, when access to the Appraised asset is not possible, one may admit resorting to a paradigm situation, provided agreed upon by the parties and set forth in the report.

The inspection is aimed at knowing and characterizing the appraised asset and its suitability for its market segment, resulting in conditions to orient data collecting.

During inspections, the appraiser goes about collecting technical data, on physical characteristics and on an asset’s use, along with other relevant factors to define value.

Upon performing an inspection, the appraiser takes notes on an appraised asset’s characteristics, surveys technical data, while analyzing aspects related to its state of conservation and maintenance.

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9.2.2. Verification of conservation and maintenance status

The analysis of the state of conservation and maintenance is one of the most important factors to reach a judicious conclusion concerning the value of an Appraised asset. For better understanding, the definition of these two variables is:

Conservation: The act or effect of safeguarding from damage, decay, loss and other risks, through thorough verification, its use and conditions of use and the preservation of technical and functional characteristics of a building, its installations and equipment.

Maintenance: The set of activities to be undertaken to conserve, maintain or recover the functional capacity of an asset and its constituent parts, while in no way affecting its operational capacity or lifecycle.

In our day and age, maintenance can be divided in preventive, corrective and predictive. Preventive maintenance, the more common, seeks to avoid the occurrence of errors in an asset’s functioning, through constant testing and cleaning of its components, contributing to keeping the machines and the environment in perfect functional conditions, offering maximum efficiency in performing its activities.

Predictive maintenance, based on data on an asset’s wear and decay, seeks to estimate the life of its components. The state of machinery must frequently be monitored, to allow for parts’ replacement at the right moment, avoiding unexpected downtime.

Finally, corrective maintenance occurs when defects and errors, caused by an asset’s use and age, are detected through preventive maintenance, and may result in unexpected expenses if not corrected.

The difference between maintenance and repair. Maintenance, in its several modalities, ultimately seeks to keep an asset functioning. Even in corrective maintenance, defects and errors must be corrected even if due to their nature they do not result in an asset breaking down, because otherwise at any given moment they may cause the Company severe damage.

9.2.3. Data collection

During the inspection phase, the collection of data on the characteristics of each asset is performed, examining blueprints, documents, projects – in short – everything that may clarify relevant aspects for the Appraisal.

In the data collection phase the following tasks are performed:

• Market surveys seeking data on attributes resembling those of the asset under Appraisal in the closest manner possible;

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• Identification of information sources, whereas, whenever possible, information shall always be certified to increase reliability of researched data;

• Identification of relevant characteristics of collected market data;

• Search for market data, preferably with the same characteristics of the Appraised asset (same age, capacity, etc.)

9.2.4. Market situation

Upon the collection of market data on offers one seeks to obtain information on time of exposure to the market and, in the case of transactions being effected, the payment modality adopted and the date on which they occurred.

9.3. Overall criterion adopted

The valorization of machines, equipment and installations was effected by the reproduction or replacement cost method.

Overall criteria used in appraising machines, equipment and all other movable assets followed the standard used in most movable asset appraisal work, i.e., they were based on setting a new value for a replacement asset by surveying manufacturers, suppliers, representatives, etc.

Establishing an asset’s going market value occurred by observing its state of maintenance, conservation and characterization of its technical obsolescence.

An asset’s new replacement value can be summarized as being the sum of all its acquisition price items, along with all taxes, fees, transportation costs to the construction site, as well as the cost of materials for installation work, the respective labor, also as concerning special or normal finishing, such as ordinary or special paint, thermal isolation, etc.

Depreciation: until now the focus has been on value based on the probable reproduction or replacement cost, without reference to depreciation resulting from age, use and obsolescence. Depreciation can be defined as inevitable loss of value of a factory, equipment and materials over time, caused by chemical action or corrosion, physical action (decay, decrepitude, abrasion, normal wear, deferred maintenance or repairs), inadequateness and obsolescence.

The depreciation coefficient is what adjusts an asset’s market value. By applying depreciation due to replacement price (or cost), one comes up with the market value.

9.4. Specific criteria

Installation assets (cables, piping, valves, instruments, automation systems and others) were valued by calculating the cost composition, multiplying unit prices by the quantities informed by the Company.

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In composing costs, we used factors for the following costs: labor, engineering, management, installations and assembly. Such factors were obtained in surveys conducted at manufacturers and in the engineering and project departments, as well as from specialized engineering literature.

In it not being possible to obtain an asset’s value from a manufacturer, we resorted to unit values based on nominal or installed capacity, informed by manufacturers of similar equipment for the sake of project calculations.

The age assumed for each appraised asset was a function of the acquisition data (as registered in the equity control registry) and the information obtained in the engineering and maintenance departments.

Lifecycle expectations and residual values (scrap factor) were also obtained through surveys at manufacturers and in specialized engineering literature.

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10. RESULT OF APPRAISALS AND SUMMARIES

10.1. Appraisal data

APPRAISAL DATA
Requester:	COPESUL – Companhia Petroquímica do Sul

Assets owned by:	COPESUL – Companhia Petroquímica do Sul

Location of assets:	•Copesul Unit - Companhia Petroquímica do Sul –Triunfo, located at Rodovia BR 386 - Tabaí/Canoas, km 419 - Pólo Petroquímico de Triunfo, Municipality of Triunfo, State of Rio Grande do Sul;
•Rio Grande Petrochemical Terminal, located in Municipality of Rio Grande, State of Rio Grande do Sul;
•Osório Unit, located in Municipality of Osório, State of Rio Grande do Sul.

Base date of values:	July 31, 2008

Purpose:	Appraisal for the intent of incorporation

Type of value presented:	Acquisition market value

Economic sector classification:	Secondary sector – base industry

Classification according to assets condition:	Installed assets, integrated to the operational and administrative process.

Classification according to the types of assets appraised:	Plots, buildings, improvements to property, installations, machines and equipment.

Argumentation based on: (Standard ABNT NBR 14653- 5:2006 Tab-4)	The technical report is classified as Grade I for the sake of argumentation.

Value of plots:	R$ 91,022,700.00	(ninety-one million, twenty-two thousand and seven hundred reais)

Value of buildings and improvements to real state property:	R$ 237,889,700.00	(two hundred and thirty-seven million, eight- hundred and eight-nine thousand and seven hundred reais)

Value of machines, equipment and installations:	R$ 4,437,190,112.00	(four billion, four hundred and thirty-seven million, one hundred and ninety thousand, one hundred and twelve reais)

Total appraised value:	R$ 4,766,102,512.00	(four billion, seven hundred and sixty-six million, one hundred and two thousand, five hundred and twelve reais)

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10.2. Summary per location

Below, the summary by location and asset category is presented. Values are expressed in reais on the base date of July 31, 2008.

Locations	Plots	Buildings and Improvements	Machines, equipment and installations	Total
TRIUNFO UNIT	89,666,700.00	233,086,600.00	4,293,884,393.00	4,616,637,693.00
RIO GRANDE UNIT	-	4,803,100.00	23,339,368.00	28,142,468.00
OSÓRIO UNIT	1,356,000.00	-	119,966,351.00	121,322,351.00
	91,022,700.00	237,889,700.00	4,437,190,112.00	4,766,102,512.00

The total appraised amount is R$ 4,766,102,512.00 (four billion, seven hundred and sixty-six million, one hundred and two thousand, five-hundred and twelve reais).

10.3. Contents of appraisal folders

This appraisal report consists of three folders, distributed as follows:

  Folder 1 – Summary Folder

This is the folder with the following content: objective, norms, methodology, summary of appraised values, possible limitations, and the report’s term of responsibility.

  Folder 2 – APPRAISAL of Plots, Buildings and Improvements

This folder entails the appraisal of plots, buildings and improvements at the following units:

• Industrial unit located at Rodovia BR 386 – Tabaí/Canoas, km 419 – Triunfo Petrochemical Pole, Municipality of Triunfo, State of Rio Grande do Sul;

• Rio Grande Petrochemical Terminal located in the Municipality of Rio Grande, State of Rio Grande do Sul;

• Osorio Unit, located in the Municipality of Osorio, State of Rio Grande do Sul.

  Folder 3 – Appraisal of Machines, Equipment and Installations

Its content comprises photographic documentation, summaries and listings of the appraisal of machines, equipment and industrial installations located at:

• Industrial unit located at Rodovia BR 386 – Tabaí/Canoas, km 419 – Triunfo Petrochemical Pole, Municipality of Triunfo, State of Rio Grande do Sul;

• Rio Grande Petrochemical Terminal located in the Municipality of Rio Grande, State of Rio Grande do Sul;

• Osorio Unit, located in the Municipality of Osorio, State of Rio Grande do Sul.

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11. TERM OF RESPONSABILITY

This report presents the result of the appraisal of assets belonging to Copesul – Companhia Petroquímica do Sul.

Movable and fixed assets were physically inspected and appraised by qualified technical professionals, for the purpose of verifying their physical and operational characteristics and their state of conservation.

This appraisal was drawn up according to the norms of IBAPE – Brazilian Appraisal and Expert Engineering Analysis Institute, ABNT – The Brazilian Association of Technical Norms and IVS – International Valuation Standards.

This expert report is subject to the following conditions of independence, contingencies and limitations:

• This appraisal was drawn up for the specific purpose defined in the topic “Objective”. Its use for any other purpose, or base date other than the one specified, as well as the partial extraction of data rather than as a complete text, does not warrant reliability;

• No member of Stima Engenharia Ltda., participant in this project, currently has or in future intends to have any kind of interest in the assets included in this report;

• We deem the information obtained from third parties reliable and that it was provided in good faith;

• Stima Engenharia Ltda. assumes no responsibility for physical or economic factors that may affect opinions presented in this report, which factors may take place after the base date set forth herein;

• This paper and expert report are based on documents, information and blueprints provided by Copesul’s technical areas. The appraisers therefore assume no responsibility for any legal or engineering issue, apart from those inherent to their specific role in this case, and as set forth in laws, codes or self-defined regulations;

• One should emphasize that all values set forth in this expert report (plots, buildings, improvements, installations, machines and equipment) refer to amounts at cash value. Furthermore, no debt or mortgages that may possibly encumber the appraised assets were taken into consideration. If such facts exist, they were unknown to the appraisers;

• This report is based on data collected in physical inspections carried out in July 2008, reflecting the set of assets physically expressed in the accounting accounts for plots, buildings, improvements, installations, machines and equipment and their respective technical and operational characteristics on said date;

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• In determining the appraised values, investments and expenditures entered into the works in progress account were also taken into consideration, even if the project or investment has yet to be concluded;

• This report’s base date, i.e., the time on which all value analyses were based, is July 31, 2008;

• Acceptance of this report supposes concurrence with the terms set forth in this statement of independence, contingencies and limitations.

São Paulo, August 12, 2008

Stima Engenharia Ltda.
CREA-SP 071.708 -8

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REPORT	RJ-375/08-01
REFERENCE DATE:	July 31, 2008.
REQUESTED BY:	BRASKEM S.A., headquartered at Rua Eteno, 1.561, Camaçari Industrial Complex, in the city of Camaçari, state of Bahia, corporate taxpayer’s ID (CNPJ) 42.150.391/0001-70, hereinafter referred to as BRASKEM.
PURPOSE:	Intangible assets of the following companies:
• BRASKEM, qualified above;
• COPESUL - CIA. PETROQUÍMICA DO SUL, headquartered at Rodovia BR-386, Rodovia Tabaí/Canoas, km 419, CON 850 C Básico, Industrial Complex in the city of Passo Raso, state of Rio Grande do Sul, corporate taxpayer’s ID (CNPJ) 88.948.492/0001-92, hereinafter referred to as COPESUL; and
• IPIRANGA PETROQUÍMICA S.A., headquartered at III Pólo Petroquímico, s/n, Lote 04, in the city of Triunfo, state of Rio Grande do Sul, corporate taxpayer’s ID (CNPJ) 88.939.236/0001-39, hereinafter referred to as IPQ.
OBJECTIVE:	Identify and establish the fair market value of intangible assets owned by BRASKEM, COPESUL and IPQ, aiming to provide parameters for the merger of petrochemical assets of IPQ and COPESUL to consolidate BRASKEM’s petrochemical business.

EXECUTIVE SUMMARY

APSIS CONSULTORIA EMPRESARIAL Ltda., hereinafter referred to as APSIS, headquartered at Rua São José, n° 90, grupo 1.802, in the city and state of Rio de Janeiro, corporate taxpayer’s ID (CNPJ) 27.281.922/0001 -70, was appointed to establish fair market value of the intangible assets of BRASKEM, COPESUL and IPQ, aiming to provide the parameters for the merger of petrochemical assets of IPQ and COPESUL to consolidate BRASKEM’s petrochemical business.

IDENTIFICATION OF MATERIAL INTANGIBLE ASSETS

The following material intangible assets were identified, listed by owner:

• BRASKEM : LONG-TERM AGREEMENTS FOR THE SUPPLY OF ESSENTIAL PETROCHEMICALS (Ethene, Propene, Benzene, Hydrogen, Toluene and Ortho-xilene) to the following companies: Oxiteno S.A. Indústria e Comércio, DOW Brasil S.A., Elekeiroz S.A., Acrinor Acrilonitrila do Nordeste S.A., Suzano Petroquímica S.A., Deten Química S.A., Oleoquímica Ind. Com. Prod. Químicos Ltda. and Dow Brasil Nordeste Ltda. – TDI (DOW-TDI).

• COPESUL : LONG-TERM AGREEMENTS FOR THE SUPPLY OF ESSENTIAL PETROCHEMICALS (Ethene, Propene, Benzene, Hydrogen and C4) to the following companies: Innova S.A., Petroquímica Triunfo S.A., DSM Elastômeros Brasil Ltda. and Oxiteno S.A. Indústria e Comércio.

No material agreements owned by IPQ were identified.

No material intangible assets were identified related to intellectual property (trademarks and patents) owned by the underlying companies, ) companies as these are commodity companies (1st and 2nd generation . The material operating assets for cash generation of these companies are equipment and industrial plant component systems, tangible assets whose market values are broken down in specific reports.

VALUATION METHODOLOGY

In order to value BRASKEM’s and COPESUL’s material agreements, first we analyzed material intangible assets contributing to the Net Operating Revenue of each company. Once the material intangible assets were selected (agreements for the supply of essential petrochemicals), the future profitability approach was applied to establish the value of the agreement. (Valuing Intangible Assets – Reilly, Schweihs ),

The future profitability methodology is based on the retrospective analysis, scenarios projection and discounted cash flows. The economic -financial modeling begins by defining the macroeconomic, sales, production, cost assumptions and the company’s investments or business unit which has been valued.

Sales price projections and the corresponding net margins were estimated according to historical performance and multiannual budgets of each underlying company.

FINAL AMOUNTS VERIFIED

Based on studies prepared by APSIS on the reference date as of July 31, 2008, the appraisers found the following fair market values for the material agreements of BRASKEM and COPESUL:

MARKET VALUE OF AGREEMENTS - BRASKEM (R$ thousand)

discount rate (p.a.)	10.0%
OXITENO	201,644
DOW	(2,543)
ELEKEIROZ	(9,758)
ACRINOR	71,980
SUZANO	75,149
DETEN	33,257
OLEOQUÍMICA	1,097
DOW-TDI	92
TOTAL AMOUNT OF AGREEMENTS	370,919

MARKET VALUE OF AGREEMENTS - COPESUL (R$ thousand)

discount rate (p.a.)	10.0%
VALUE OF INNOVA AGREEMENT	110,763
VALUE OF PETROQUIMICA TRIUNFO AGREEMENT	62,261
VALUE OF DSM ELASTOMEROS AGREEMENT	12,025
VALUE OF OXITENO AGREEMENT	11,638
TOTAL AMOUNT OF AGREEMENTS	196,686

TABLE OF CONTENTS

1.INTRODUCTION	6
2.PRINCIPLES AND RESERVATIONS	7
3.LIMITATIONS OF RESPONSIBILITY	8
4.VALUATION METHODOLOGIES	9
5.COMPANIES FEATURES	11
6.INTANGIBLE ASSETS VALUATION	15
7.CONCLUSION	18
8.LIST OF ATTACHMENTS	19

1. INTRODUCTION

APSIS CONSULTORIA EMPRESARIAL Ltda. hereinafter referred to as APSIS, headquartered at Rua São José, n° 90, grupo 1.802, in the city and state of Rio de Janeiro, corporate taxpayer’s ID (CNPJ) 27.281.922/0001 -70, was appointed to establish the market value for the purchase and sale of intangible assets of BRASKEM, COPESUL and IPQ, aiming to providing parameters for the merger of petrochemical assets of IPQ and COPESUL to consolidate BRASKEM’s petrochemical business.

When preparing this report, we considered data and information provided by third parties, including documents and oral interviews with the client. Estimates employed in this study are based on documents and information, which include, among others, the following:

• Analysis of financial reports;
• Economic ratios study and projections;
• BRASKEM Group’s strategic planning;
•Company’s managerial budgets and reports.

APSIS team, which is responsible for the preparation of this study, comprises the following professionals :

•	AMILCAR DE CASTRO Project manager
•	ANA CRISTINA FRANÇA DE SOUZA civil engineer Postgraduate program in accounting sciences (CREA/RJ 91.1.03043-4)
•	BETINA DENGLER Project manager
•	CESAR DE FREITAS SILVESTRE accountant (CRC/RJ 44779/O-3)
•	CLAUDIO MARÇAL DE FREITAS accountant (CRC/RJ 55029/O-1)
•	LUIZ PAULO CESAR SILVEIRA mechanical engineer Master’s degree in business administration (CREA/RJ 89.1.00165-1)
•	MARGARETH GUIZAN DA SILVA OLIVEIRA civil engineer (CREA/RJ 91.1.03035-3)
•	RENATA POZZATO CARNEIRO MONTEIRO attorney (OAB/RJ 109.393)
•	RICARDO DUARTE CARNEIRO MONTEIRO civil engineer Postgraduate program in economic engineering (CREA/RJ 30137-D)
•	SÉRGIO FREITAS DE SOUZA economist (CORECON/RJ 23521-0)

2. PRINCIPLES AND RESERVATIONS

This report, subject matter of the following enumerated, calculated and specified study is strictly based on the basic principles outlined below:

• Consultants involved in this study do neither have personal relationship nor interest towards the subject, and there is no conflict of interest preventing them from preparing this report.

• To the best of the consultants’ knowledge, credit, analyses, opinions and conclusions contained in this Report are based on true and precise information, diligences, researches and surveys.

• This report includes all restricting conditions required by adopted methodologies, which affect the analyses, opinions and conclusions included in it.

• APSIS professionals’ fees are under no circumstances subject to the conclusions of this report.

• APSIS is fully responsible for the Valuation Engineering, including the implied valuations in the performance of its honorable duties, which are provided for by laws, codes or proper regulations.

• In this report, information provided by third parties is deemed as accurate, and their sources have been included in this report.

• This report was prepared by APSIS and nobody, other than its own consultants, has worked on analyses nor contributed to the respective conclusions.

• For projection purposes, we have assumed the non-existence of any kind of in-court or out-of-court burden or lien involving the companies, except for those included in this report.

• This report complies with all specifications and criteria established by USPAP (Uniform Standards of Professional Appraisal Practice), as well as the requirements issued by different authorities, such as: Ministry of Finance, Central Bank of Brazil, Banco do Brasil, CVM or Securities and Exchange Commission of Brazil, SUSEP or Private Insurance Superintendence, RIR or Income Tax Regulation, etc.

• IFRS 3 Report, Business Combinations.

• IAS 38 Report, Intangible Assets.

3. LIMITATIONS OF RESPONSIBILITY

• When preparing this report, APSIS has used information and historic data audited by third parties, as well as non-audited information and projections, provided on a written or oral basis by the company’s management or obtained from mentioned sources. APSIS has deemed as true all information and data obtained for this report and assumes no responsibility regarding its accuracy.

• The scope of this study includes neither the auditing of financial statements nor the revision of work performed by its auditors.

• Our study was developed for the use by proposer and other companies involved in this project, whose purpose was previously outlined. Therefore, this report must not be published, distributed, reproduced, disclosed or used for other purposes rather than those already mentioned, without the prior written approval of APSIS.

• We are not liable for eventual losses incurred by the proposer and its shareholders, officers, creditors or other parties resulting from the utilization of data and information provided by the company and included in this report.

• Analyses and conclusions contained in this report are based on several assumptions, made on this present date, on future operating projections, such as: prices, volumes, market share, revenues, taxes, CAPEX, operating margins, etc. Thus, future operating income of the company may differ substantially from any forecast or estimate contained herein.

4. VALUATION METHODOLOGIES

The recognition of intangible assets materiality in the business world has grown at a rapid pace, as more and more companies have been traded based on their off-balance sheet assets.

Our intellectual property and intangible assets valuation is not concerned with precisely establishing a specific amount, but to collect the as much data and information as possible about its businesses and its market, which jointly analyzed and modeled may allow to the appraiser to define a probable amount for the subject matter of the study, in light of specific features of circumstances and objectives studied.

All the companies have an assets portfolio, which are subject to the execution and continuance of operations, with a view to generating profits that represent a satisfactory return on capital invested. These assets are divided into three categories:

• Monetary assets – represented by net current assets, or the difference between current assets (cash, short-term investments, trade accounts receivable, inventories etc.) and current liabilities (suppliers, accounts payable, income tax etc.);

• Fixed assets (tangible assets) – are assets which may be touched, i.e., they physically exist. These include machinery and equipment, land, vehicles, properties, among others;

• Intangible assets and intellectual property – intangible assets are those which physically do not exist, but provide rights and privileges to their owners. They are mainly represented by customer portfolio, agreements, customer relationship, franchising etc. The intellectual property generally refers to trademarks and patents, copyrights and know-how. It represents a special classification within intangible assets, as its owner is protected by law against illegal intellectual property exploration by third parties.

All of the asset valuation approaches are based on the replacement principle. This principle assumes that a cautious buyer will not pay a higher value for a property than the acquisition cost of replacing property with same purpose.

Based on replacement principle, three types of approaches may be used to establish the value of an intangible asset are defined. For each valuation, the most appropriate approach must be chosen, however, they must be used jointly, as follows:

• Market approach – compares the assets under analysis with other similar assets recently sold or which have been tendered;

• Cost approach –measures the investment required to reproduce a similar asset, showing a capacity identical to the generation of benefits;

• Income approach – it defines the value of an asset as the present value of future benefits resulting from its property right.

Specifically concerning the valuation of material agreements owned by BRASKEM, IPQ and COPESUL, first, the long-term material agreements were analyzed that contribute to the Net Operating Revenue of each company.

The agreements for the supply of essential petrochemicals have been selected as material for the present valuation and the income approach (cash flow) was applied to establish the value of the agreement (Valuing Intangible Assets – Reilly,Schweihs) .

INCOME APPROACH: CASH FLOW

This methodology defines the profitability of product/service as its operating value, corresponding to the future discounted net cash flow value. This flow is composed of net income after taxes, accrued of non-cash items (amortization and depreciation) and deducting investments in operating assets (working capital, plants, installed capacity etc.). We used in this present report, in simplified form, the projected net margin for each company as a percentage of NOR for each agreement.

The projection period used was the remaining term of each agreement, as detailed in Attachment 1.

DISCOUNT RATE

The discount rate used to calculate the present value of income verified from projected cash flows represents the minimum profitability required by shareholders. The rate used in this present report is the same ACTUAL profitability rate (excluding inflation) defined by BRASKEM Group in the feasibility analysis of companies’ internal projects (10% p.a.).

5. COMPANIES FEATURES

THE PETROCHEMICAL INDUSTRY

The petrochemical industry that integrates the chemical industry is characterized by using oil byproducts (naphtha) or gas natural as essential raw materials.

After being extracted, oil undergoes a refinement process which produces various byproducts, such as gasoline, diesel fuel, gas and naphtha. Naphtha is the main raw material of the petrochemical and plastic production chain in Brazil, followed by natural gas. Naphtha first undergoes a process called cracking that results in the essential petrochemicals (ethene, propene, butadiene, benzene, solvents and fuels). This production cycle is known as the first generation of the petrochemical chain. From these products, the second generation companies produce polymers and copolymers, including thermoplastic resins, which will be used as raw materials by the plastic manufacturing industry that composes the third petrochemical generation. Resins, generally as small grains or as powder, are employed by third generation companies to manufacture packages, toys, automotive components, home appliances, parts for the electric -electronics industry and home builders, among several other applications.

Essential petrochemicals are raw materials destined to four large production chains:

• Thermoplastic resins chain: produced from ethene and propene by second generation industries and are sold to plastic manufacturers.

• Elastomers chain: sold to rubber manufacturers.

• Solvents chain: comprises the paint, footwear, furniture, agribusiness industries and other sectors that process essential petrochemicals to produce solvents, labels and others.

• Fuels chain: comprises fuel distributors and others.

BRASKEM was incorporated in August 2002, when the Odebrecht and Mariani groups integrated their petrochemical assets with Copene Petroquímica do Nordeste S.A., the former petrochemical raw materials hub of Camaçari complex, in the state of Bahia, which they have controlled since 2001. These two groups joined their petrochemical companies creating BRASKEM, the first integrated petrochemical company of Brazil, i.e., combining first and second generation operations of the plastic production chain into a single company.

With 18 plants located in the states of Alagoas, Bahia, São Paulo and Rio Grande do Sul, and a total production of 5.7 million tonnes, among resins, essential and intermediate petrochemicals, BRASKEM generates nearly 3,000 direct jobs and 5,000 indirect jobs. In the essential petrochemicals industry, BRASKEM produces ethene, propene, benzene, caprolactam and DMT, besides gasoline and LPG. In the thermoplastic resins segment, where BRASKEM is leader in Latin America, it produces polyethylene, polypropylene, PVC and PET, among others.

The Company also maintains the Innovation & Techonology Center of BRASKEM (CTI) for the development of products, processes and applications in partnership with clients. With a total of 19 laboratories and seven pilot plants, CTI is composed of units in 3 cities: Camaçari (BA), São Paulo (SP) and Triunfo (RS). The company also maintains cooperation agreements with universities and research institutions in Brazil and overseas.

Currently, BRASKEM is controlled by Odebrecht group, which owns a direct and indirect interest in the company, in addition to owning control of Norquisa, a holding company that also integrates BRASKEM’s controlling group. Petroquisa (petrochemical arm of Petrobras) Petros pension funds (of Petrobras) and Previ (Banco do Brasil) are also shareholders of the company. BRASKEM shares are listed at the Stock Exchanges of São Paulo (Bovespa), New York and Madrid.

BRASKEM’s net revenues in 2007 increased 11% when compared to the previous year, amounting to R$18.8 billion, corresponding to US$9.7 bilion. This performance is a result of higher volumes sold in the domestic market (up by 8% in the volume of resins, ethene and propene) and 12% export growth, reaching 24% of net revenues or US$2.3 billion. Export revenues reflect higher international market prices and a better valuation of products thanks to direct sales to clients.

IPQ is located in Triunfo Industrial Complex (RS), it has five industrial plants, which in addition to Linear High Density Polyethylene (LHDPE), of which is the largest producer of Latin America, they produce Linear Low Density Polyethylene (LLDPE), Linear Medium Density Polyethylene (LMDPE) and Polypropylene (PP). The expansion of production capacity of Companhia Petroquímica do Sul (COPESUL), due to installation of a new furnace at the production unit 2, contributed to IPQ have an additional supply of approximately 12 thousand tonnes/year of ethene and 9.2 thousand tonnes/year of propene.

In addition, the installed capacity increased 30 thousand tonnes/year to a total capacity of 180 thousand tonne/year. Nevertheless, this capacity was not fully utilized in 2006. Even so, as a result of these increases and optimizations in operating and production processes, IPQ in 2006 attained its largest global production, as shown in the chart below:

Product	Volume produced (thousand tonne/year)
	2006	2005	Change (%)
LHDPE	382.6	347.1	10.2%
LHDPE /LMDPE/LLDPE	109.1	95.7	14.0%
PP	146.3	131.0	11.7%
Total	638.0	573.8	11.2%

As a result of greater supply of thermoplastic resins in the Brazilian market, IPQ ramped up its exports by 15.44% in relation to the previous year. In 2006, revenues generated by exports reached a total of R$77.22 million, accounting for a 1.3% increase.

The company maintained its market share in Latin America, mainly in Argentina and Chile and now has three additional distribution channels in the Andean Pact region.

Referring to domestic market share, IPQ grew 12.33% for PP and showed a slight decrease to 39.77% for LHDPE. Year-to-date, volumes sold increased in relation to 2005, 7.8% for LHDPE and 14.66% for PP.

COPESUL is a first generation company (also known as raw materials hub) located in Southern Industrial Complex, in the city of Triunfo, state of Rio Grande do Sul, which mainly processes naphtha, in addition to condensate and Liquefied Petroleum Gas (LPG) to generate basic products (ethane, propene, butadiene, benzene, solvents and fuels) that feed 2nd generation industries of the petrochemical chain.

COPESUL has an installed capacity to process 3.7 million tonnes/year of naphtha, with flexibility to use LPG and/or light condensate. Naphtha is an oil-derived liquid hydrocarbon, very similar to gasoline. Petrobras/Alberto Pasqualini Refinery (Refap), in the city of Canoas (state of Rio Grande do Sul), is the exclusive naphtha supplier for COPESUL carried by means of underground pipelines to the Southern Industrial Complex.

As Refap does not have sufficient production capacity, a portion of naphtha reaches the state via Petrobras’ Maritime Terminal on the north coast. The tanking park of COPESUL adjacent to Petrobras/Tedut, in the city of Osório, has capacity for 170,000 cubic meters and ensures the maintenance of strategic inventories. The transfer of naphtha to Refap also takes place via underground pipelines.

With naphtha and condensed gas, COPESUL produces 3.2 million annual tonnes of Aromatics and Olefins, such as ethene, propene, butadiene, benzene, toluene and other solvents, gasoline and other fuels (see capacity produced by product in the chart below) . It also produces and supplies to other companies of the Complex, utilities such as treated water (drinkable, demineralized and service water), steam, hydrogen and maintenance services.

The chart below summarizes the production capacity by product, the process of which may be better viewed in the specific report RJ-0117/07 -8:

Production Capacity by Product (in thousand of tonne/year)

Benzene	265
Butadiene	105
Butene 1	40
Aromatic C9	76
Ethene	1,200
Gasoline	177
LPG	24
MTBE	115
Diesel Oil	--
BTE Petrochemical Oil	169
Propane	16
Propene	581
Light Aliphatic Solvent	--
Toluene	91
Mixed-xylenes	66

6. INTANGIBLE ASSETS VALUATION

INTANGIBLE ASSETS

Pursuant to IAS 03 , an intangible asset must be recognized separately from goodwill, if it derives from a legal agreement or it can be separated from other company’s assets and negotiated individually. One category of BRASKEM Group’s intangible assets was identified for the purposes of this report, classified in theses criteria: long-term agreements for the supply of essential petrochemicals.

The economic -financial modeling was conducted so as to demonstrate the capacity of each agreement in generating net profitability within a given timeframe, basically using the information already mentioned.

The projections were made taking into account the period of each agreement, under full operating and administrative conditions, with the following assumptions:

• The fiscal year under consideration was from August 1 to July 31;

• The flow was projected in constant currency and the present value calculated with actual discount rate (excluding inflation);

The valuation of these intangible assets based on the methodology outlined in chapter 4 is broken down in attachment 1.

VALUE OF MATERIAL AGREEMENTS

The following material intangible assets were identified, listed below by owner:

• BRASKEM : LONG-TERM AGREEMENTS FOR THE SUPPLY OF ESSENTIAL PETROCHEMICALS (Ethene, Propene, Benzene, Hydrogen, Toluene and Ortho-xilene) to the companies Oxiteno S.A. Indústria e Comércio, DOW Brasil S.A., Elekeiroz S.A., Acrinor Acrilonitrila do Nordeste S.A., Suzano Petroquímica S.A., Deten Química S.A., Oleoquímica Ind. Com. Prod. Químicos Ltda. and Dow Brasil Nordeste Ltda. – TDI (DOW-TDI).

• COPESUL : LONG-TERM AGREEMENTS FOR THE SUPPLY OF ESSENTIAL PETROCHEMICALS (Ethene, Propene, Benzene, Hydrogen and C4) to the companies Innova S.A., Petroquímica Triunfo S.A., DSM Elastômeros Brasil Ltda. and Oxiteno S.A. Indústria e Comércio.

No material agreements owned by IPQ were identified.

No material intangible assets were identified related to intellectual property (trademarks and patents) owned by the underlying companies, ) companies as these are commodity companies (1st and 2nd generation . The material operating assets for cash generation of these companies are equipment and industrial plants component systems, tangible assets whose market values are broken down in specific reports.

FINAL AMOUNTS VERIFIED

Based on studies prepared by APSIS, on the reference date as of July 31, 2008, the appraisers conclude the following fair market values for BRASKEM’s and COPESUL’s material agreements:

MARKET VALUE OF AGREEMENTS - BRASKEM (R$ thousand)

discount rate (p.a.)	10.0%
OXITENO	201,644
DOW	(2,543)
ELEKEIROZ	(9,758)
ACRINOR	71,980
SUZANO	75,149
DETEN	33,257
OLEOQUÍMICA	1,097
DOW-TDI	92

TOTAL AMOUNT OF AGREEMENTS	370,919

MARKET VALUE OF AGREEMENTS - COPESUL (R$ thousand)

discount rate (p.a.)	10.0%
INNOVA	110,763
TRIUNFO	62,261
DSM ELASTOMEROS	12,025
OXITENO	11,638

TOTAL AMOUNT OF AGREEMENTS	196,686

7. CONCLUSION

Based on studies prepared by APSIS, on the reference date as of July 31, 2008, the fair market values for the intangible assets of each company are the following:

BRASKEM – material agreements: R$ 371 million

COPESUL – material agreements: R$ 197 million

IPQ – no material intangible assets were identified.

Having concluded the Report RJ-0375/08 -01, composed of nineteen (19) pages and two (2) attachments and made in two (2) original counterparts, APSIS Consultoria Empresarial Ltda., CREA/RJ 82.2.00620 -1 and CORECON/RJ RF/2.052 -4, a company specialized in assets valuation, legally represented by its undersigned directors, is available for any further explanation.

Rio de Janeiro, August 22, 2008.

8. LIST OF ATTACHMENTS

1. VALUATION CALCULATIONS AND SUPPORTING DOCUMENTATION

2. GLOSSARY AND APSIS PROFILE

SÃO PAULO – SP	RIO DE JANEIRO – RJ
Alameda Franca, 1467, 44	Rua São José, 90, grupo 1802
São Paulo - SP CEP: 01422-001	Centro, CEP: 20010-020
Phone: + 55 11 2626.0510 Fax: + 55 11 3061-5879	Phone: + 55 21 2212.6850 Fax: + 55 21 2212.6851

ATTACHMENT 1

BRASKEM - ETHENE PROJECTIONS	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021

NET PRICE (R$ / t)	2,219	2,073	2,130	2,275	2,495	2,861	3,175	3,290	3,356	3,423	3,423	3,423	3,423	3,423
VOLUMES (t)
OXITENO	190,000	200,000	210,000	220,000	230,000	235,000	235,000	235,000	235,000	235,000	235,000	235,000	235,000	235,000

ETHENE TOTAL VOLUME CONTRACTED	190,000	200,000	210,000	220,000	230,000	235,000	235,000	235,000	235,000	235,000	235,000	235,000	235,000	235,000

ETHENE CONTRACTED NOR (R$ thousand)	421,608	414,621	447,250	500,514	573,807	672,229	746,025	773,178	788,642	804,415	804,415	804,415	804,415	804,415

OXITENO	421,608	414,621	447,250	500,514	573,807	672,229	746,025	773,178	788,642	804,415	804,415	804,415	804,415	804,415
Projected net margin (% NOR)	1.7%	-2.8%	-2.8%	-1.0%	6.4%	12.5%	16.7%	4.4%	4.4%	4.4%	4.4%	4.4%	4.4%	4.4%

ETHENE CONTRACTED NET INCOME (R$ thousand)	3,068	(11,734)	(12,339)	(5,255)	36,792	84,103	124,441	33,922	34,600	35,292	35,292	35,292	35,292	35,292

OXITENO	3,068	(11,734)	(12,339)	(5,255)	36,792	84,103	124,441	33,922	34,600	35,292	35,292	35,292	35,292	35,292

BRASKEM - PROPENE PROJECTIONS	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022

NET PRICE (R$ / t)	2,059	2,125	2,153	2,358	2,505	2,900	3,278	3,278	3,278	3,278	3,278	3,278	3,278	3,278	3,278
VOLUMES (t)
DOW	35,000	35,000	35,000	35,000	35,000
ELEKEIROZ	80,535	80,535	80,535	80,535
ACRINOR	85,000	85,000	85,000	85,000	85,000	85,000	85,000	85,000	85,000	85,000	85,000	85,000	85,000	85,000	85,000
SUZANO	97,500	97,500	97,500	97,500	97,500	97,500	97,500	97,500	97,500	97,500	97,500	97,500	97,500

PROPENE TOTAL VOLUME CONTRACTED	298,035	298,035	298,035	298,035	217,500	182,500	182,500	182,500	182,500	182,500	182,500	182,500	182,500	85,000	85,000

PROPENE CONTRACTED NOR (R$ thousand)	613,711	633,216	641,558	702,681	544,801	529,301	598,227	598,227	598,227	598,227	598,227	598,227	598,227	278,626	278,626

DOW	72,072	74,362	75,342	82,520	87,669	-	-	-	-	-	-	-	-	-	-
ELEKEIROZ	165,837	171,108	173,362	189,878	-	-	-	-	-	-	-	-	-	-	-
ACRINOR	175,031	180,594	182,973	200,406	212,911	246,524	278,626	278,626	278,626	278,626	278,626	278,626	278,626	278,626	278,626
SUZANO	200,771	207,152	209,881	229,877	244,221	282,777	319,601	319,601	319,601	319,601	319,601	319,601	319,601	-	-

Projected net margin (% NOR)	1.7%	-2.8%	-2.8%	-1.0%	6.4%	12.5%	16.7%	4.4%	4.4%	4.4%	4.4%	4.4%	4.4%	4.4%	0.0%

PROPENE CONTRACTED NET INCOME (R$ thousand)	4,466	(17,921)	(17,700)	(6,879)	30,716	66,221	99,787	26,246	26,246	26,246	26,246	26,246	13,393	12,224	-

DOW	524	(2,105)	(2,079)	(866)	1,405	-	-	-	-	-	-	-	-	-	-
ELEKEIROZ	1,207	(4,843)	(4,783)	(1,495)	-	-	-	-	-	-	-	-	-	-	-
ACRINOR	1,274	(5,111)	(5,048)	(2,104)	13,652	30,843	46,476	12,224	12,224	12,224	12,224	12,224	12,224	12,224	-
SUZANO	1,461	(5,863)	(5,790)	(2,413)	15,659	35,378	53,311	14,022	14,022	14,022	14,022	14,022	1,168	-	-

BRASKEM - BENZENE PROJECTIONS	2008	2009	2010	2011	2012	2013	2014	2015

NET PRICE (R$ / t)	1,909	1,859	1,878	2,017	2,147	2,337	2,551	2,551
VOLUMES (t)
DETEN	84,550	84,550	84,550	84,550	84,550	84,550	84,550	84,550

BENZENE TOTAL VOLUME CONTRACTED	84,550	84,550	84,550	84,550	84,550	84,550	84,550	84,550

BENZENE CONTRACTED NOR (R$ thousand)	161,398	157,211	158,795	170,557	181,561	197,618	215,671	215,671

DETEN	161,398	157,211	158,795	170,557	181,561	197,618	215,671	215,671

Projected net margin (% NOR)	1.7%	-2.8%	-2.8%	-1.0%	6.4%	12.5%	16.7%	4.4%

BENZENE CONTRACTED NET INCOME (R$ thousand)	1,174	(4,449)	(4,381)	(1,791)	11,642	24,724	35,975	1,577

DETEN	1,174	(4,449)	(4,381)	(1,791)	11,642	24,724	35,975	1,577

BRASKEM - HYDROGEN PROJECTIONS	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017

NET PRICE(R$ / t)	2,712	2,772	2,844	2,916	3,016	3,160	3,318	3,318	3,318	3,318
VOLUMES (t)
OLEOQUÍMICA	1,360	1,360	1,680	1,680	1,680	1,680	1,680	1,680	1,680	1,680

HYDROGEN TOTAL VOLUME CONTRACTED	1,360	1,360	1,680	1,680	1,680	1,680	1,680	1,680	1,680	1,680

HYDROGEN CONTRACTED NOR (R$ thousand)	3,689	3,770	4,778	4,899	5,068	5,309	5,574	5,574	5,574	5,574

OLEOQUÍMICA	3,689	3,770	4,778	4,899	5,068	5,309	5,574	5,574	5,574	5,574

Project net margin(% NOR)	1.7%	-2.8%	-2.8%	-1.0%	6.4%	12.5%	16.7%	4.4%	4.4%	4.4%

HYDROGEN CONTRACTED NET INCOME (R$ thousand)	26.8	-106.7	-131.8	-51.4	324.9	664.2	929.8	244.6	244.6	61.1

OLEOQUÍMICA	26.8	-106.7	-131.8	-51.4	324.9	664.2	929.8	244.6	244.6	61.1

BRASKEM - TOLUENE PROJECTIONS	2008	2009	2010	2011	2012

NET PRICE (R$ / t)	1,613	1,517	1,557	1,671	1,803
VOLUMES (t)
DOW-TDI	34,000	34,000	34,000	34,000	34,000

TOLUENE TOTAL VOLUME CONTRACTED	34,000	34,000	34,000	34,000	34,000

TOLUENE CONTRACTED NOR (R$ thousand)	54,849	51,580	52,938	56,816	61,298

DOW-TDI	54,849	51,580	52,938	56,816	61,298

Projected net margin (% NOR)	1.7%	-2.8%	-2.8%	-1.0%	6.4%

TOLUENE CONTRACTED NET INCOME (R$ thousand)	399.1	-1,459.8	-1,460.5	-596.5	3,930.4

DOW-TDI	399.1	-1,459.8	-1,460.5	-596.5	3,930.4

BRASKEM - ORTOXILENE PROJECTIONS	2008	2009	2010	2011

NET PRICE(R$ / t)	1,888	1,810	1,892	2,023
VOLUMES (t)
ELEKEIROZ	28,000	28,000	28,000	28,000

ORTOXILENE TOTAL VOLUME CONTRACTED	28,000	28,000	28,000	28,000

CONTRACTED NOR C4 (R$ thousand)	52,869	50,687	52,964	56,636

ELEKEIROZ	52,869	50,687	52,964	56,636

Projected net margin (% NOR)	1.7%	-2.8%	-2.8%	-1.0%

ORTOXILENE CONTRACTED NET INCOME (R$ thousand)	385	(1,435)	(1,461)	(446)

ELEKEIROZ	385	(1,435)	(1,461)	(446)

BRASKEM - AGREEMENTS PROJECTIONS	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021

Projected net margin (% NOR)	1.7%	-2.8%	-2.8%	-1.0%	6.4%	12.5%	16.7%	4.4%	4.4%	4.4%	4.4%	4.4%	4.4%	4.4%

CONTRACTED NET INCOME (R$ thousand)	9,518	(37,105)	(37,474)	(15,018)	83,406	175,713	261,133	61,989	61,090	61,599	61,538	61,538	48,685	47,516

OXITENO	3,068	(11,734)	(12,339)	(5,255)	36,792	84,103	124,441	33,922	34,600	35,292	35,292	35,292	35,292	35,292
DOW	524	(2,105)	(2,079)	(866)	1,405	-	-	-	-	-	-	-	-	-
ELEKEIROZ	1,591	(6,277)	(6,244)	(1,941)	-	-	-	-	-	-	-	-	-	-
ACRINOR	1,274	(5,111)	(5,048)	(2,104)	13,652	30,843	46,476	12,224	12,224	12,224	12,224	12,224	12,224	12,224
SUZANO	1,461	(5,863)	(5,790)	(2,413)	15,659	35,378	53,311	14,022	14,022	14,022	14,022	14,022	1,168	-
DETEN	1,174	(4,449)	(4,381)	(1,791)	11,642	24,724	35,975	1,577	-	-	-	-	-	-
OLEOQUÍMICA	27	(107)	(132)	(51)	325	664	930	245	245	61	-	-	-	-
DOW-TDI	399	(1,460)	(1,461)	(596)	3,930	-	-	-	-	-	-	-	-	-

MARKET VALUE OF AGREEMENTS - BRASKEM (R$ thousand)

discount rate (p.a.)	10.0%

OXITENO	201,644
DOW	(2,543)
ELEKEIROZ	(9,758)
ACRINOR	71,980
SUZANO	75,149
DETEN	33,257
OLEOQUÍMICA	1,097
DOW-TDI	92

TOTAL AMOUNT OF AGREEMENTS	370,919

COPESUL - ETHENE PROJECTIONS	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018

NET PRICE (R$ / t)	2,575	2,575	2,575	2,575	2,575	2,575	2,575	2,575	2,575	2,575	2,575
VOLUMES (t)
INNOVA	30,600	30,600	30,600	30,600	30,600	30,600	30,600	30,600	30,600	30,600	30,600
PETROQUÍMICA TRIUNFO	63,000	63,000	63,000	63,000	63,000	63,000	63,000	63,000	63,000
DSM ELASTÔMEROS	7,380	7,380	7,380	7,380	7,380	7,380	7,380	7,380	7,380	7,380	7,380

ETHENE TOTAL VOLUME CONTRACTED	100,980	100,980	100,980	100,980	100,980	100,980	100,980	100,980	100,980	37,980	37,980

ETHENE CONTRACTED NOR (R$ thousand)	260,048	260,048	260,048	260,048	260,048	260,048	260,048	260,048	260,048	97,808	97,808

INNOVA	78,803	78,803	78,803	78,803	78,803	78,803	78,803	78,803	78,803	78,803	78,803
PETROQUÍMICA TRIUNFO	162,240	162,240	162,240	162,240	162,240	162,240	162,240	162,240	162,240	-	-
DSM ELASTÔMEROS	19,005	19,005	19,005	19,005	19,005	19,005	19,005	19,005	19,005	19,005	19,005

Projected net margin (% NOR)	7.6%	6.2%	5.6%	5.7%	6.8%	9.9%	11.3%	7.6%	7.6%	7.6%	7.6%

ETHENE CONTRACTED NET INCOME (R$ thousand)	8,194	16,013	14,492	14,905	17,753	25,615	29,302	19,678	19,678	7,401	7,401

INNOVA	2,483	4,852	4,391	4,517	5,380	7,762	8,880	5,963	5,963	5,963	5,963
PETROQUÍMICA TRIUNFO	5,112	9,990	9,041	9,299	11,076	15,981	18,281	12,277	12,277	-	-
DSM ELASTÔMEROS	599	1,170	1,059	1,089	1,297	1,872	2,142	1,438	1,438	1,438	1,438

COPESUL - PROPENE PROJECTIONS	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018

NET PRICE (R$ / t)	2,192	2,192	2,192	2,192	2,192	2,192	2,192	2,192	2,192	2,192	2,192
VOLUMES (t)
DSM ELASTÔMEROS	3,810	3,810	3,810	3,810	3,810	3,810	3,810	3,810	3,810	3,810	3,810

PROPENE TOTAL VOLUME CONTRACTED	3,810	3,810	3,810	3,810	3,810	3,810	3,810	3,810	3,810	3,810	3,810

PROPENE CONTRACTED NOR (R$ thousand)	8,352	8,352	8,352	8,352	8,352	8,352	8,352	8,352	8,352	8,352	8,352

DSM ELASTÔMEROS	8,352	8,352	8,352	8,352	8,352	8,352	8,352	8,352	8,352	8,352	8,352

Projected net margin (% NOR)	7.6%	6.2%	5.6%	5.7%	6.8%	9.9%	11.3%	7.6%	7.6%	7.6%	7.6%

PROPENE CONTRACTED NET INCOME (R$ thousand)	263	514	465	479	570	823	941	632	632	632	632

DSM ELASTÔMEROS	263	514	465	479	570	823	941	632	632	632	632

COPESUL - BENZENE PROJECTIONS	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018

NET PRICE (R$ / t)	2,049	2,049	2,049	2,049	2,049	2,049	2,049	2,049	2,049	2,049	2,049
VOLUMES (t)
INNOVA	84,550	84,550	84,550	84,550	84,550	84,550	84,550	84,550	84,550	84,550	84,550

BENEZE TOTAL VOLUME CONTRACTED	84,550	84,550	84,550	84,550	84,550	84,550	84,550	84,550	84,550	84,550	84,550

BENZENE CONTRACTED NOR (R$ thousand)	173,243	173,243	173,243	173,243	173,243	173,243	173,243	173,243	173,243	173,243	173,243

INNOVA	173,243	173,243	173,243	173,243	173,243	173,243	173,243	173,243	173,243	173,243	173,243

Projected net margin (% NOR)	7.6%	6.2%	5.6%	5.7%	6.8%	9.9%	11.3%	7.6%	7.6%	7.6%	7.6%

BENZENE CONTRACTED NET INCOME (R$ thousand)	5,459	10,667	9,654	9,930	11,827	17,065	19,521	13,109	13,109	13,109	13,109

INNOVA	5,459	10,667	9,654	9,930	11,827	17,065	19,521	13,109	13,109	13,109	13,109

COPESUL - HYDROGEN PROJECTIONS	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018

NET PRICE (R$ / t)	2,899	2,899	2,899	2,899	2,899	2,899	2,899	2,899	2,899	2,899	2,899
VOLUMES (t)
DSM ELASTÔMEROS	2	2	2	2	2	2	2	2	2	2	2

HYDROGEN TOTAL VOLUME CONTRACTED	2	2	2	2	2	2	2	2	2	2	2

HYDROGEN CONTRACTED NOR (R$ thousand)	6	6	6	6	6	6	6	6	6	6	6

DSM ELASTÔMEROS	6	6	6	6	6	6	6	6	6	6	6

Projected net margin (% NOR)	7.6%	6.2%	5.6%	5.7%	6.8%	9.9%	11.3%	7.6%	7.6%	7.6%	7.6%

HYDROGEN CONTRACTED NET INCOME (R$ thousand)	0.2	0.4	0.3	0.3	0.4	0.6	0.7	0.4	0.4	0.4	0.4

DSM ELASTÔMEROS	0.2	0.4	0.3	0.3	0.4	0.6	0.7	0.4	0.4	0.4	0.4

COPESUL - ETHENE PROJECTIONS	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026

NET PRICE (R$ / t)	1,252	1,252	1,252	1,252	1,252	1,252	1,252	1,252	1,252	1,252	1,252	1,252	1,252	1,252	1,252	1,252	1,252	1,252	1,252
VOLUMES (t)
OXITENO	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000

TOTAL VOLUME CONTRACTED C4	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000

CONTRACTED NOR C4 (R$ thousand)	20,032	20,032	20,032	20,032	20,032	20,032	20,032	20,032	20,032	20,032	20,032	20,032	20,032	20,032	20,032	20,032	20,032	20,032	20,032

OXITENO	20,032	20,032	20,032	20,032	20,032	20,032	20,032	20,032	20,032	20,032	20,032	20,032	20,032	20,032	20,032	20,032	20,032	20,032	20,032

Projected net margin (% NOR)	7.6%	6.2%	5.6%	5.7%	6.8%	9.9%	11.3%	7.6%	7.6%	7.6%	7.6%	7.6%	7.6%	7.6%	7.6%	7.6%	7.6%	7.6%	7.6%

CONTRACTED NET INCOME C4 (R$ thousand)	631	1,233	1,116	1,148	1,368	1,973	2,257	1,516	1,516	1,516	1,516	1,516	1,516	1,516	1,516	1,516	1,516	1,516	1,516

OXITENO	631	1,233	1,116	1,148	1,368	1,973	2,257	1,516	1,516	1,516	1,516	1,516	1,516	1,516	1,516	1,516	1,516	1,516	1,516

AGREEMENTS PROJECTIONS	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026

	5/12 twelfth
Projected net margin (% NOR)	7.6%	6.2%	5.6%	5.7%	6.8%	9.9%	11.3%	7.6%	7.6%	7.6%	7.6%	7.6%	7.6%	7.6%	7.6%	7.6%	7.6%	7.6%	7.6%

CONTRACTED NET INCOME (R$ thousand)	14,547	28,428	25,728	26,462	31,519	45,476	52,023	34,936	34,936	22,659	22,659	1,516	1,516	1,516	1,516	1,516	1,516	1,516	1,516

INNOVA	7,942	15,520	14,046	14,447	17,207	24,827	28,401	19,072	19,072	19,072	19,072	-	-	-	-	-	-	-	-
PETROQUÍMICA TRIUNFO	5,112	9,990	9,041	9,299	11,076	15,981	18,281	12,277	12,277	-	-	-	-	-	-	-	-	-	-
DSM ELASTÔMEROS	862	1,685	1,525	1,568	1,868	2,695	3,083	2,071	2,071	2,071	2,071	-	-	-	-	-	-	-	-
OXITENO	631	1,233	1,116	1,148	1,368	1,973	2,257	1,516	1,516	1,516	1,516	1,516	1,516	1,516	1,516	1,516	1,516	1,516	1,516

MARKET VALUE OF AGREEMENTS (R$ thousand)

COPESUL
discount rate (p.a.)	10.0%
VALUE OF INNOVA AGREEMENT	110,763
VALUE OF PETROQUIMICA TRIUNFO AGREEMENT	62,261
VALUE OF DSM ELASTOMEROS AGREEMENT	12,025
VALUE OF OXITENO AGREEMENT	11,638

TOTAL AMOUNT OF AGREEMENTS	196,686

ATTACHMENT 2

GLOSSARY

ASSETS APPROACH – valuation methodology in which all assets and liabilities (including unregistered ones) have their value adjusted according to their market values.

BETA – measurement of a stock systematic risk, price trend of a certain stock to be related to changes in a certain index.

BUSINESS RISK – uncertainty level for realizing future returns expected for the business, which do not result from financial leverage.

CAPITAL STRUCTURE – breakdown of the capital invested in a company, including own capital (equity) and third-parties capital (indebtedness).

CAPITALIZATION – conversion of a simple period of economic benefits into value.

CAPITALIZATION RATE – any divisor used for converting economic benefits into value in a simple period.

CAPM – Capital Asset Pricing Model - model in which the cost of capital for any stock or group of stocks is equivalent to the risk-free rate added to a risk premium, provided by the systematic risk of the stock or group of stocks under analysis.

CASH FLOW – cash generated by an asset, group of assets or company during a certain period of time. Usually, such term is complemented by a qualification, depending on the context (operating, non-operating, etc)

COMPANY – commercial, industrial, service or investment entity performing an economic entity.

CONSTRUCTION EQUIVALENT AREA – constructed area on which the corresponding construction unit cost equivalence is applied, as provided by the principles of NB-140 of ABNT (Brazilian Association of Technical Rules).

CONTROL – power to direct the company strategic, politic and administrative management.

CONTROLLING PREMIUM – value or percentage of a controlling stocks pro rata value over the non-controlling stocks pro rata value, which reflect the controlling power.

COST OF CAPITAL – expected return rate required by the market for attracting funds for a determined investment.

CURRENT VALUE – It is the value for replacing an existing asset for a new one, depreciated according its physical conditions.

DISCOUNT FOR LACK OF CONTROL – value or percentage deducted from the 100%-pro rata value of a company value, which reflects the lack of part or whole control.

DISCOUNT FOR LACK OF LIQUIDITY – value or percentage deducted from the 100% pro rata value of a company value, which reflects the lack of liquidity.

DISCOUNT RATE – any divisor used for converting a future economic benefit flow into present value.

EBITDA - Earnings Before Interest, Taxes, Depreciation and Amortization.

ECONOMIC BENEFIT – benefits such as revenues, net income, net cash flow, etc.

ELECTRIC DAMAGE VALUE – It is an estimation of the cost for repairing or replacing the parts of an asset in case of electric damage. Values are scheduled in percentages of the Replacing

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Value and were calculated through equipment’s manual analysis and the repairing maintenance expertise of APSIS’ technicians.

FAIR MARKET VALUE – value for which a certain asset change its ownership between a potential seller and a potential buyer, when both parties are aware of relevant facts and none of them are under pressure to make the deal.

GOODWILL – intangible asset referring to name, reputation, client portfolio, loyalty, localization and other similar items that cannot be identified separately.

HOMOGENIZED AREA – usable, private or constructed area with mathematical treatments for valuation purposes, according to criteria set forth by APSIS, based on the real state market.

INCOME APPROACH – valuation methodology by converting to present value expected economic benefits.

INSURANCE MAXIMUM VALUE – It is the maximum value of an asset for which it is advisable to insure it. Such criterion establishes that the asset which depreciation is higher than 50%¨should have a Insurance Maximum Value equivalent to twice the Current Value; and, an asset which depreciation is lower than 50%, should have a Insurance Maximum Value equivalent to the Replacing Value.

INSURANCE VALUE – It is the value for which the Insurance Company assumes the risks, and it is not applied on land and foundations, expect in special cases.

INTANGIBLE ASSETS – non-physical assets such as brands, patents, rights, contracts, industrial secrets that provide the owner with rights and values.

INTERNAL RETURN RATE – discount rated in which the present value of the future cash flow is equivalent to the investment cost.

INVESTED CAPITAL – sum of own capital and third-parties capital invested in a company. Third-parties capital is usually related to debts with short and long term interests to be specified in the valuation context.

INVESTED CAPITAL CASH FLOW – cash flow generated by the company to be reverted to financers (interests and amortizations) and shareholders (dividends) after operating costs and expenses and capital expenditures.

INVESTMENT VALUE – value for a particular investor, based on particular interests for a certain asset such as synergy with other companies of a investor, different perceptions of risk and future performances, etc.

ISSUE DATE – date on which the valuation report is ended, when valuation conclusions are presented to the client.

LEVERAGED BETA – beta value reflecting the indebtedness in the capital structure.

LIQUIDATION VALUE – It is the value of a sale on sale in the market, out of its original productive process. In other words, it is the value that would be verified in case the asset was deactivated and put up for sale separately, considering costs of disassembly or demolition (in case of real estate), storage and transportation.

LIQUIDITY – capacity to rapidly convert a certain asset into cash or into a debt payment.

MARKET APPROACH – valuation methodology, which utilizes multiples that result from the sale price of similar assets.

MARKET NET EQUITY – see assets approach.

MULTIPLE – market value of a company, stock or invested capital, divided by a company’s measurement (revenues, income, client volume, etc.).

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NON-OPERATING ASSETS – assets that are not directly related to the company operating activity (whether they generate revenue or not) and that may be sold without affecting its operation.

OPERATING ASSETS – assets that are necessary for the company operation.

PERPETUITY VALUE – value at the end of the projective period to be added to the cash flow.

PRESENT VALUE – value of a future economic benefit on a specific date, calculated by the application of a discount rate.

PRIVATE AREA – usable area including building elements (such as walls, columns, et c) and elevators hall (in some cases).

REFERENCE DATE – specific date (day, month and year) to apply the valuation.

RESIDUAL VALUE – It is the value of a new or old asset projected for a certain date, limited to the date on which such asset turns into scrap, considering that during such period of time, the asset will be operating.

REPLACING VALUE (FOR A NEW ASSET) – value based on the price (usually at market current prices) or replacing an asset for a new equal or similar one.

SCRAP VALUE – It is the asset value at the end of its useful life, considering its disassembly or demolition value (in case of real estate), storage and transportation.

SUPPORTING DOCUMENTATION – discount rate is a return rate used to convert into present value a payable or receivable amount.

TANGIBLE ASSETS – physical assets such as lands, constructions, machines and equipment, furniture and appliances, etc.

USEFUL AREA – usable area of a real estate, measures by the internal face of its walls.

USEFUL LIFE – period of time during which an asset may generate economic benefits

VALUATION – act or process through which the value of a company, stock interest or other asset is determined.

VALUATION METHODOLOGY – the approaches used for preparing valuing calculations in order to indicate the value of a company, stock interest or other asset.

VALUE – price denominated in monetary quantity.

WACC (Weighted Average Cost of Capital) – model in which the cost of capital is determined by the weighted average of the value.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.